EXHIBIT 2.1

EXPLANATORY NOTE:

The representations and warranties included in this Agreement and Plan of Merger (the “Agreement”) were made by the parties to the Agreement for their respective contractual benefit. These representations and warranties are made as of specific dates, only for purposes of the Agreement and for the benefit of the parties thereto. These representations and warranties are subject to important exceptions and limitations agreed upon by the parties, including being qualified by confidential disclosures, made for the purposes of allocating contractual risk between the parties rather than establishing these matters as facts, and were made subject to a contractual standard of materiality that may differ from the standard generally applicable under federal securities laws. The Agreement is filed with this report only to provide investors with information regarding its terms and conditions, and not to provide any other factual information regarding the Company or its business. Information concerning the subject matter of the representations and warranties may have changed, and may continue to change, since the date of the Agreement, and such subsequent information may or may not be fully reflected in the Company’s public reports. Investors should not rely on the representations and warranties contained in the Agreement or any description thereof as characterizations of the actual state of facts or condition of the Company, its subsidiaries or affiliates. The information in the Agreement should be considered together with the Company’s public reports filed with the Securities and Exchange Commission.

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

BIRCH COMMUNICATIONS, INC.,

HAWKS MERGER SUB, INC.

AND

CBEYOND, INC.

APRIL 19, 2014

i

TABLE OF CONTENTS

(continued)

ii

TABLE OF CONTENTS

(continued)

Exhibit A	Certificate of Merger

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 19, 2014, is entered into by and among Cbeyond, Inc., a Delaware corporation (the “Company”), Birch Communications, Inc., a Georgia corporation (“Parent”), and Hawks Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, the board of directors of Merger Sub and the board of directors of the Company (the “Company Board”) have approved and declared advisable and in the best interests of each corporation and its respective stockholders, and the board of directors of Parent has approved and declared advisable, this Agreement and the transactions contemplated hereby, including the merger of Merger Sub with and into the Company, with the Company as the surviving corporation (the “Merger”), as more fully provided in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the Company Board has resolved to recommend to its stockholders the adoption of this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 Definitions.

(a) As used in this Agreement, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, however, that such agreement (i) need not restrict the making or amending of any Acquisition Proposal and (ii) will not contain any provisions that would prevent the Company from complying with its obligation to provide the required disclosures to Parent pursuant to Section 6.02.

“Acquired Companies” means, collectively, the Company and each of its Subsidiaries.

“Acquired Company Employees” mean all employees of the Acquired Companies who (i) at the Effective Time, continue their employment with the Acquired Companies, or (ii) remain or become, at the Effective Time, employees of the Surviving Corporation as required by Applicable Law.

“Acquisition Proposal” means, other than the Transactions or any other proposal or offer from Parent or any of its Subsidiaries, any proposal, offer or inquiry from a Third Party relating to (A) any sale, lease, exchange, transfer, license or other disposition, in a single transaction or series of related transactions, of (1) twenty percent (20%) or more of the net sales, net income, cash flow or consolidated assets of the Company and its Subsidiaries, taken as a whole, or (2) twenty percent (20%) or more of the combined voting power of the Company; (B) any tender offer or exchange offer that if consummated would result in any Person or group acquiring beneficial ownership of twenty percent (20%) or more of the combined voting power of the Company; (C) the issuance by the Company of twenty percent (20%) or more of its voting securities; or (D) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, share exchange or other transaction involving the Company or any of its Subsidiaries in which a Third Party or its shareholders, if consummated, would acquire (1) twenty percent (20%) or more of the net sales, net income, cash flow or consolidated assets of the Company and its Subsidiaries, taken as a whole, or (2) twenty percent (20%) or more of the combined voting power of the Company or the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or by contract or otherwise, and the terms “controlling” and “controlled by” have correlative meanings to the foregoing.

“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition law authorities of any other jurisdiction (whether United States, foreign or multinational).

“Applicable Law” means, with respect to any Person, any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which the Federal Reserve Bank of New York is closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Balance Sheet” means the consolidated audited balance sheet of the Company as of December 31, 2013 and the notes thereto, as contained in the Company SEC Documents.

“Company Balance Sheet Date” means December 31, 2013.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” means the common stock, $0.01 par value per share, of the Company.

“Company Compensatory Award” means each Company Option and Company Restricted Stock Award that was granted pursuant to a Company Stock Plan.

“Company Disclosure Letter” means the disclosure letter delivered by the Company to Parent and Merger Sub in connection with the execution of this Agreement.

“Company IP” means all Intellectual Property Rights owned or purported to be owned by any Acquired Company.

“Company Material Adverse Effect” means a material adverse effect on the assets, liabilities, business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, nor shall any of the following (including the effect of any of the following) be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any change after the date of this Agreement in Applicable Law, GAAP or any applicable accounting standards or any interpretation thereof; (b) general economic, political or business conditions or changes therein in the geographies in which the Acquired Companies operate (including commencement, continuation or escalation of war, armed hostilities or national or international calamity); (c) financial and capital markets conditions, including interest rates and currency exchange rates, and any changes therein in the geographies in which the Acquired Companies operate; (d) any change generally affecting the industries in which the Company and its Subsidiaries operate in the geographies in which the Acquired Companies operate; (e) the entry into or announcement of this Agreement, the pendency or consummation of the Transactions or the performance of this Agreement; (f) the compliance with the terms of this Agreement or the taking of any action (or the omission of any action) required or contemplated by this Agreement; (g) any act of God or natural disaster; (h) any acts of terrorism or change in geopolitical conditions in the geographies in which the Acquired Companies operate; (i) any failure of the Company and its Subsidiaries to meet any projections or forecasts (provided that clause (i) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Company Material Adverse Effect)); or (j) any matter to which Parent hereafter consents in writing; provided, further, that in the case of the foregoing clauses (a), (b), (c), (d), (g) and (h), except to the extent that such matters materially and disproportionately impact the Company and its Subsidiaries (taken as a whole) relative to other businesses in the industries in which the Company and its Subsidiaries operate.

“Company Option” means any option to purchase Company Common Stock which was granted pursuant to a Company Stock Plan.

“Company Preferred Stock” means the preferred stock, $0.01 par value per share, of the Company.

“Company Products” means the products and services currently designed, developed, manufactured, offered, provided, marketed, licensed, sold, distributed, supported or otherwise made available by or for any Acquired Company, including any product or service currently under development by any Acquired Company.

“Company Restricted Stock” means a share of Company Common Stock granted pursuant to a Company Stock Plan which is subject to vesting or other lapse restrictions.

“Company Restricted Stock Award” means any award of Company Restricted Stock that was granted pursuant to a Company Stock Plan.

“Company Stock Plans” means the Company’s 2000 Stock Incentive Plan, as amended, the Company’s 2002 Equity Incentive Plan and the Company’s 2005 Equity Incentive Award Plan.

“Company Termination Fee” means an amount equal to $8,085,665.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of February 4, 2014 between Parent and the Company.

“Contract” means any legally binding contracts, agreements, subcontracts, leases, purchase orders, licenses, notes, bonds, mortgages, indentures, commitments or other instruments or obligations, in each case whether written or oral.

“Debt Commitment Letters” means one or more executed commitment letters with respect to a debt facility, dated the date hereof, including all exhibits, schedules and annexes thereto and any associated fee letter from the Financing Sources, pursuant to which the Financing Sources have committed, subject to the terms and conditions set forth therein, to provide to Parent and Merger Sub the amount of financing set forth therein, which, among other uses, will be used by Parent or Merger Sub to fund the payment of a portion of the Merger Consideration.

“Environmental Laws” means Applicable Laws governing the protection of human health or the environment, including any Applicable Laws governing production, use, storage, treatment, transportation, disposal handling, emissions, discharges, releases or threatened releases of, or exposure to, Hazardous Substances, or the investigation, clean-up or remediation of Hazardous Substances, in each case, as in effect on or as interpreted as of the date hereof or the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means any other entity which, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FCC” means the Federal Communications Commission.

“Financing Source” means, in its capacity as such, any arranger, agent or lender party to the Debt Commitment Letters or the Financing Agreements.

“Financing Source Parties” means, in their capacity as such, the Financing Sources and their Affiliates and the former, current or future general or limited partners, shareholders, managers, members, directors, officers, employees and agents and Representatives of any such person; provided, that in no event shall Parent, Merger Sub or any of their Affiliates be a Financing Source Party.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal or any self-regulatory organization (including NASDAQ).

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Substances” means any (i) pollutant, contaminant, chemical, (ii) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (iii) petroleum or any fraction or product thereof, (iv) asbestos or asbestos-containing material, (v) polychlorinated biphenyl, (vi) chlorofluorocarbons, and (vii) other substance, material or waste, in each case, which are regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person as of any date, (i) any liability of that Person (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, reimbursements and all other amounts payable in connection therewith): (a) for borrowed money; (b) evidenced by a note, debenture or similar instrument; (c) for a purchase money obligation or similar obligation given in connection with the acquisition of any property or assets, including securities; (d) for the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business; (e) under any lease or similar arrangement that is required in accordance with GAAP to be accounted for by the lessee as a capital lease; or (f) arising out of interest rate swap arrangements and any other arrangements designed to provide protection against fluctuations in interest, and (ii) any guarantee by that Person of any such liability of others described in the preceding clause (i); provided, however, that Indebtedness shall not include (x) undrawn letters of credit and reimbursement obligations in respect of undrawn letters of credit, (y) any liabilities related to inter-company debt between the Company and one or more of its Subsidiaries and

(z) any redemption premium, prepayment penalty or similar payment with respect to leases included in the Indebtedness to the extent such leases are not required by their terms to be repaid in full at the Effective Time.

“Intellectual Property Rights” means and includes all: (i) United States and foreign patents, including utility models, industrial designs and design patents, and applications and disclosures relating thereto (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, continuing prosecution applications, provisionals, divisions and substitutions relating to any of the patents and patent applications, as well as all related foreign patent and patent applications that are counterparts to such patents and patent applications (collectively, “Patents”); (ii) United States and foreign trademarks, trade names, service marks, service names, trade dress, logos, slogans, corporate names, brand names, and other forms of indicia of origin, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof (collectively, “Trademarks”); (iii) rights in works of authorship including any United States and foreign copyrights and rights under copyrights, whether registered or unregistered, including exclusive exploitation rights and moral rights, and any registrations and applications for registration thereof (collectively, “Copyrights”); (iv) rights in databases and data collections (including knowledge databases, customer lists and customer databases) under the laws of the United States or any other jurisdiction, whether registered or unregistered, and any applications for registration therefor; (v) trade secret rights and other rights in know-how and confidential or proprietary information, commercially practiced processes, business plans, designs, technical data, customer data, financial information, pricing and cost information; (vi) URLs and domain names, including any registrations thereof; (vii) inventions (whether or not patentable); and (viii) other proprietary or intellectual property rights recognized in any jurisdiction worldwide.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, (i) with respect to the Company the actual knowledge of each of James F. Geiger, J. Robert Fugate, Henry C. Lyon, William H. Weber, Tommy Varnell, Brent Cobb, Carrie Wheeler, Chris Gatch and Rob Clancy, and (ii) with respect to Parent and Merger Sub, the actual knowledge of each of Vincent Oddo, Chris Aversano, Edward James and Chris Bunce.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, easement, security interest, claim, pledge, charge or other lien or similar adverse claim of any kind.

“Marketing Period” means the period of 20 Business Days defined as the “Marketing Period” in Section 5 of Exhibit B to the Debt Commitment Letters of even date herewith. Notwithstanding the foregoing, (i) the “Marketing Period” will not commence and will be deemed not to have commenced if, on or prior to the completion of such consecutive 20-Business Day period, the Company will have announced (y) any intention to restate any of the historical financial statements included in the Required Information or (z) that any such restatement is under consideration or may be a reasonable possibility, in which case the Marketing Period will be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded that no restatement will be required, (ii) if the Company will in good faith reasonably believe it has delivered the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Required Information will be deemed to have been delivered on the date specified in that notice, unless Parent in good faith reasonably believes the Company has not completed delivery of the Required Information and, within three Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity which Required Information Parent reasonably believes the Company has not delivered); provided, however, that notwithstanding this clause (ii), the Required Information shall be deemed delivered if, in fact, Parent shall have actually received the Required Information, (iii) notwithstanding anything to the contrary, the Marketing Period shall end on any earlier date that is the date on which (A) the proceeds of the Financing are obtained or (B) Parent or one or more of its Affiliates enters into definitive documentation with respect to the Financing which does not contain any condition which is the same or comparable to Section 5 of Exhibit B to the Debt Commitment Letters of even date herewith with respect to the Financing (including on a delayed-draw basis) and (iv) notwithstanding anything to the contrary in this Agreement, the Marketing Period will end on the earlier of (A) 5 Business Days prior to the End Date, and (B) the date (the “Certain Conditions Satisfied Date”) that is 25 Business Days after the date on which all conditions set forth in Section 8.01 (a), (b), (d) and (e) shall have been satisfied or waived by Parent, provided, that the Company has furnished to Parent and the Financing Sources all Required Information (to the extent required at the time delivered) at least 26 Business Days prior to the Certain Conditions Satisfied Date (and, if not, the 25 Business Day period described in the foregoing clause (B) shall be extended by the number of Business Days less than 26 by which the Company had delivered such Required Information prior to the Certain Conditions Satisfied Date); provided, further, that for the avoidance of doubt, the term “Required Information” (solely for the purposes of use of such term in this definition of “Marketing Period” and not for the use of such term elsewhere in this Agreement) will not include financial statements in respect of any fiscal quarter commencing after March 31, 2014 if such fiscal quarter (x) has not concluded at the commencement of the Marketing Period or (y) has concluded within the 44 days preceding the commencement of the Marketing Period.

“Material Leased Real Property” means each parcel of real property leased by the Company or one of its Subsidiaries, the lease of which may not be terminated by the Company or its Subsidiaries, at will or by giving notice of 90 days or less, without cost or penalty and provides for annual rental payments in excess of $100,000.

“NASDAQ” means the Nasdaq Global Market.

“Owned Real Property” means the real property owned by the Company or any of its Subsidiaries, together with all buildings and other structures, facilities or improvements located thereon.

“Parent Termination Fee” means an amount equal to $16,166,830.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith by (if then appropriate) appropriate proceedings and for which adequate reserves have been established in accordance with GAAP in the Company’s financial statements included in the Company SEC Documents, (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or encumbrances arising by operation of Applicable Law for amounts not yet due and payable or that are being contested in good faith by (if then appropriate) appropriate proceedings and, to the extent applicable, for which adequate reserves have been established in accordance with GAAP in the Company’s financial statements included in the Company SEC Documents, (c) with respect to Real Property, (i) Liens disclosed on existing title reports or existing surveys made available to Parent and (ii) such other non-monetary Liens, if any, which would not, individually or in the aggregate, interfere materially with the ordinary conduct of the business of the Company and its Subsidiaries at such Real Property or, with respect to Owned Real Property, materially detract from the value of such Real Property, (d) Liens securing Indebtedness reflected in the Company Disclosure Letter or the Company Balance Sheet, (e) Liens to be released on or prior to the Closing Date, and (f) any other customary Liens affecting the tangible personal property of the Company and its Subsidiaries which would not, individually or in the aggregate, interfere materially with any present use of such property or assets or the ordinary course of the business of the Company and its Subsidiaries.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Proceeding” means any claim, action, suit, audit, assessment, litigation, examination, hearing, arbitration or inquiry, or any proceeding or investigation, by or before any Governmental Authority or arbitrator (public or private).

“Real Property” means the Leased Real Property and the Owned Real Property.

“Registered IP” means all Intellectual Property Rights that are registered, recorded, filed or issued under the authority of any Governmental Authority, including all Patents, registered Copyrights, applications to register Copyrights, registered Trademarks, applications to register Trademarks (including intent-to-use applications), registered mask works, domain names and all applications for any of the foregoing.

“Representatives” means a Person’s officers, directors, employees, agents, attorneys, accountants, advisors and other authorized representatives.

“Required Information” means (i) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company and its consolidated Subsidiaries for the last three full fiscal years ended at least 90 days prior to the Closing Date (it being acknowledged and agreed by the parties to this Agreement that the information contemplated by this clause (i) has already been delivered to Parent); (ii) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company and its consolidated Subsidiaries for each subsequent fiscal quarter ended at least 45 days prior to the Closing Date (excluding the fourth quarter of any fiscal year) (it being acknowledged and agreed by the parties to this Agreement that, with respect to each fiscal quarter, the information contemplated by this clause (ii) will be deemed to be delivered to Parent upon the filing by the Company of its Quarterly Report on Form 10-Q for such fiscal quarter with the SEC); and (iii) all financial, business and other pertinent information regarding the Company and its Subsidiaries as is required to allow Buyer to satisfy the conditions set forth in paragraphs 4 and 5 of Exhibit B to the Debt Commitment Letter (solely with respect to information regarding the Company and its Subsidiaries) and excluding any historical financial statements, which are addressed solely in clause (i) and (ii) above); provided, that, notwithstanding anything in this Agreement to the contrary, in no event shall the information required to be delivered pursuant to this definition be deemed to include, or shall the Company otherwise be required to provide any information described in the proviso to clause (ii) of Section 7.10(b).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to a Person, a corporation or other entity of which (i) more than fifty percent (50%) of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person, or (ii) such Person is a general partner.

“Superior Proposal” means a bona fide written Acquisition Proposal (except the references therein to “twenty percent (20%)” shall be replaced by “fifty percent (50%)”) made by a Third Party which, the Company Board determines in good faith, after consultation with its financial and outside legal advisors, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal (including conditions to consummation), (A) if accepted, is reasonably likely to be consummated in accordance with its terms and (B) if consummated would result in a transaction that is more favorable to the Company’s stockholders from a financial point of view than the Transactions (including any adjustment to the terms and conditions to which Parent irrevocably commits in accordance with Section 6.02(d)).

“Takeover Statute” means Section 203 of the DGCL.

“Tax” means any and all taxes, including any net income, alternative or add-on minimum, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, registration, recording, documentary, conveyancing, gains, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax.

“Tax Return” means any return, report, declaration, information return or other document (including schedules thereto, other attachments thereto or amendments thereof) filed or required to be filed with any Taxing authority in connection with the determination, assessment or collection of any Tax, or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Third Party” means any Person other than Parent, Merger Sub and their respective Affiliates.

“Transactions” means the Merger and the other transactions contemplated by this Agreement.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Adverse Recommendation Change	6.02(c)
Aggregate Merger Consideration Cap	3.01(a)
Agreement	Preamble
Alternative Acquisition Agreement	6.02(a)
Alternative Financing	7.10(a)
Antitrust Laws	4.03
Book-Entry Shares	3.01(b)
Cancelled Shares	3.01(d)
Capitalization Date	4.05(a)
Certificate	3.01(b)
Certificate of Merger	2.02(a)
Charter Documents	4.01(c)
Closing	2.01
Closing Date	2.01
Communications Act	4.15(c)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	4.02(b)
Company Closing Certificate	8.02(d)
Company Cure Period	9.01(e)
Company Financial Advisor	4.20
Company Financial Statements	4.06(a)
Company Fundamental Representations	8.02(a)(i)
Company Licenses	4.15(a)
Company Material Contract	4.09(a)
Company Parties	9.03(e)
Company SEC Documents	4.06(a)
Company Stockholder Meeting	7.02(c)
Continuing Employee	7.07(a)
Copyrights	1.01
Debt Commitment Letters	Recitals
Delaware Secretary of State	2.02(a)
DGCL	Recitals
Dissenting Share	3.06
DTC	3.02(e)
DTC Payment	3.02(e)
Effective Time	2.02(a)
Employee Plans	4.17(a)
End Date	9.01(b)
Enforceability Exceptions	4.02(a)

Term	Section

Exchange Fund	3.02(a)
FCC Consents	4.03
FCC Rules	4.15(c)
FCC Submissions	7.01(a)
Financing	5.08(a)
Financing Agreements	7.10(a)
Insurance Policies	4.14
Interconnection Agreement	4.21(b)
Leased Real Property	4.12(b)
Merger	Recitals
Merger Consideration	3.01(a)
Merger Sub	Preamble
Network Facilities	4.21(a)
Notice of Adverse Recommendation Change	6.02(d)
Offering Documents	7.10(b)
Option Consideration	3.05(a)
Parent	Preamble
Parent Closing Certificate	8.03(c)
Parent Cure Period	9.01(f)
Parent Fundamental Representations	8.03(a)(i)
Parent Parties	9.03(e)
Patents	1.01
Paying Agent	3.02(a)
Proxy Date	7.02(c)
Proxy Statement	7.02(a)
PSC Consents	4.03
PSC Rules	4.15(c)
PSC Submissions	7.01(a)
Required Company Stockholder Approval	4.02(a)
Sarbanes-Oxley Act	4.06(a)
Solvent	5.08(b)
State PSC	4.15(a)
State Telecommunications Laws	4.15(c)
Surviving Corporation	2.02(a)
Telecommunications Act	4.21(b)
Terminating Company Breach	9.01(e)
Terminating Parent Breach	9.01(f)
Trademarks	1.01
UNEs	4.21(b)
U.S. Employee Plans	4.17(c)

Section 1.02 Definitional and Interpretative Provisions.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation,” and (vi) the word “or” shall be disjunctive but not exclusive.

(b) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder.

(d) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(e) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(f) The word “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.

(g) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(h) All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(i) The word “party” shall, unless the context otherwise requires, be construed to mean a party to this Agreement. Any reference to a party to this Agreement or any other agreement or document contemplated hereby shall include such party’s successors and permitted assigns.

(j) Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful currency of the United States.

ARTICLE 2

DESCRIPTION OF THE TRANSACTION

Section 2.01 The Closing. Subject to the terms and conditions of this Agreement, the consummation of the Transactions (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 555 Eleventh Street, NW, Washington, DC 20004, at 10:00 a.m. on the later of (a) the date which is three Business Days after the date on which all conditions set forth in Section 8.01 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), and (b) the earlier of (i) a date during the Marketing Period specified by Parent on at least two

Business Days’ notice to the Company, and (ii) two Business Days following the final day of the Marketing Period, or at such other time and place as Parent and the Company may mutually agree. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

Section 2.02 The Merger.

(a) Contemporaneously with the Closing, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) a certificate of merger in the form attached hereto as Exhibit A (the “Certificate of Merger”) and executed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL in order to consummate the Merger. The Merger shall become effective at the time the Certificate of Merger has been filed with the Delaware Secretary of State (such time the “Effective Time”). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue its existence as a wholly owned Subsidiary of Parent under the laws of the State of Delaware. The Company, in its capacity as the corporation surviving the Merger, is sometimes referred to in this Agreement as the “Surviving Corporation.”

(b) The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.

(c) Subject to Section 7.04, at the Effective Time, (i) the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to be identical to the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time, except that the name of the corporation set forth therein shall be changed to the name of the Company and the provision relating to the incorporator shall be omitted, and (ii) the bylaws of the Surviving Corporation shall be amended and restated in their entirety to be identical to the bylaws of Merger Sub in effect immediately prior to the Effective Time, except that the name of the corporation set forth therein shall be changed to the name of the Company, in each case, until thereafter amended in accordance with the DGCL and as provided in such certificate of incorporation or bylaws.

(d) From and after the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation and, unless otherwise determined by Parent prior to the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, in each case, until their respective successors are duly elected and qualified in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The Company shall use commercially reasonable efforts to deliver to Parent resignations of the directors of the Company to be effective as of the Effective Time.

(e) If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the property, rights, privileges, powers and franchises of the Company or (ii) otherwise carry out the provisions of this Agreement, the

Company and its officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to take all acts (including any filing or recording) necessary, proper or desirable to vest, perfect or confirm title to and possession of such property, rights, privileges, powers and franchises in the Surviving Corporation and otherwise to carry out the provisions of this Agreement, and the officers and directors of the Surviving Corporation are authorized in the name of the Company or otherwise to take any and all such action.

ARTICLE 3

CONVERSION OF SECURITIES

Section 3.01 Effect of Merger on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company or their respective stockholders, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than the Cancelled Shares and except for any Dissenting Shares) shall be cancelled and extinguished and automatically converted into and shall thereafter represent the right to receive an amount in cash equal to $10.00 (such amount of cash hereinafter referred to as the “Merger Consideration”), payable to the holder thereof, without interest, in accordance with Section 3.02. The parties agree that the sum of (i) the aggregate Merger Consideration (excluding with respect to shares of Company Restricted Stock issued in accordance with Section 6.01(a)(i) of the Company Disclosure Letter) and (ii) the aggregate Option Consideration will not exceed $323,426,610.00 plus the aggregate of the exercise prices of any Company Options exercised after the Capitalization Date and prior to or on the Closing Date (the “Aggregate Merger Consideration Cap”). In the event the Aggregate Merger Consideration Cap would be exceeded, the Merger Consideration will be adjusted accordingly.

(b) From and after the Effective Time, all of the shares of Company Common Stock converted into the Merger Consideration pursuant to this Article 3 shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate (each, a “Certificate”) and each holder of a non-certificated share of Company Common Stock represented by book-entry (each, a “Book-Entry Share”), in each case outstanding immediately prior to the Effective Time and representing any such shares of Company Common Stock, shall thereafter cease to have any rights with respect to such securities, except the right to receive the Merger Consideration, without interest.

(c) Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the Merger Consideration shall be equitably adjusted to reflect such reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or stock dividend thereon.

(d) At the Effective Time, all shares of Company Common Stock that are owned directly by Parent, Merger Sub or any of their Subsidiaries immediately prior to the Effective

Time or held in treasury of the Company (in each case, other than any such Company Common Stock held on behalf of Third Parties) (the “Cancelled Shares”) shall, by virtue of the Merger, and without any action on the part of the holder thereof, be cancelled and retired without any conversion thereof and shall cease to exist and no payment shall be made in respect thereof.

(e) At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 3.02 Surrender and Payment.

(a) Prior to the Effective Time, Parent shall select a reputable bank or trust company (the identity of which shall be reasonably acceptable to the Company) to act as Paying Agent in the Merger (the “Paying Agent”) for the payment of (i) the Merger Consideration in respect of each share of Company Common Stock outstanding immediately prior to the Effective Time represented by a Certificate and each Book-Entry Share outstanding immediately prior to the Effective Time, in each case, other than the Cancelled Shares and except for any Dissenting Shares and (ii) the Option Consideration payable by the Paying Agent pursuant to Section 3.05. Concurrently with the Effective Time and subject to Section 3.05(a), Parent shall deposit or cause to be deposited with the Paying Agent cash in an amount sufficient to pay the aggregate Merger Consideration and Option Consideration required to be paid by the Paying Agent in accordance with this Agreement (such cash shall be referred to in this Agreement as the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments in connection with the Merger Consideration contemplated by Section 3.01 or the Option Consideration contemplated by Section 3.05, Parent shall promptly deposit or cause to be deposited additional funds with the Paying Agent in an amount that is equal to the deficiency in the amount required to make such payment. The Paying Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued pursuant to Section 3.01 and the Option Consideration contemplated to be issued pursuant to Section 3.05 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) As soon as reasonably practicable after the Effective Time and in any event not later than the third Business Day following the Effective Time, Parent will cause the Paying Agent to send to each holder of record of a Certificate that immediately prior to the Effective Time represented shares of Company Common Stock (other than the Cancelled Shares and except for any Dissenting Shares) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent) in such form as Parent and the Company may reasonably agree, for use in effecting delivery of shares of Company Common Stock to the Paying Agent, and (ii) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) in exchange for the Merger Consideration.

(c) Upon the later of the Effective Time and surrender of a Certificate (or affidavit of loss in lieu thereof) for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor and Parent shall cause the Paying Agent to pay in exchange therefor as promptly as practicable, the Merger Consideration pursuant to the provisions of this Article 3, and the Certificates surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment of the appropriate amount of Merger Consideration may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents reasonably required by the Paying Agent) and as a condition to such payment the Person requesting such payment shall pay, or cause to be paid, any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(d) Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article 3. In lieu thereof, each holder of record of one or more Book-Entry Shares whose shares of Company Common Stock were converted into the right to receive the Merger Consideration shall automatically upon the Effective Time (or at any later time at which such Book-Entry Shares shall be so converted) be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as practicable after the Effective Time, in respect of each such Book-Entry Share, the Merger Consideration. No interest shall be paid or accrue on any cash payable to holders of Book-Entry Shares.

(e) Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) to ensure that (i) if the Closing occurs at or prior to 2:00 p.m. Eastern time on the Closing Date, the Paying Agent will transmit to DTC or its nominees on the Closing Date an amount in cash in immediately available funds equal to the number of shares of Company Common Stock held of record by DTC or such nominee immediately prior to the Effective Time multiplied by the Merger Consideration (such amount, the “DTC Payment”), and (ii) if the Closing occurs after 2:00 p.m. Eastern time on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the first Business Day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment. No interest shall be paid or accrue on the DTC Payment.

(f) After the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock. From and after the Effective Time, the holders of Certificates or Book-Entry Shares representing shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except as otherwise provided in this Agreement or by Applicable Law. If, after the Effective Time, Certificates are presented to the Paying Agent, the Surviving Corporation or Parent, they shall be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article 3.

(g) Any portion of the Exchange Fund that remains unclaimed by the holders of shares of Company Common Stock or holders of Company Options after the date which is one year following the Effective Time shall be returned to Parent upon demand. Any holder of shares of Company Common Stock who has not exchanged his, her or its shares of Company Common Stock for the Merger Consideration in accordance with this Section 3.02 and any holder of a Company Option who has not received the Option Consideration in accordance with Section 3.05 prior to that time shall thereafter look only to Parent for delivery of the Merger Consideration or Option Consideration in respect of such holder’s shares of Company Common Stock or Company Options. Notwithstanding the foregoing, none of Parent, the Company or the Surviving Corporation shall be liable to any holder of shares of Company Common Stock or Company Options for any Merger Consideration or Option Consideration delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. Any Merger Consideration remaining unclaimed by shares of Company Common Stock at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority will become, to the extent permitted by Applicable Law, the property of Parent or its designee, free and clear of all claims or interests of any Person previously entitled thereto.

(h) All Merger Consideration or Option Consideration issued and paid upon conversion of the Company Common Stock or the Company Options, respectively, in accordance with the terms of this Agreement, shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Company Common Stock or Company Options, as the case may be.

(i) Any portion of the Merger Consideration deposited with the Paying Agent pursuant to this Section 3.02 to pay for shares of Company Common Stock for which appraisal rights shall have been perfected shall be returned to Parent upon demand.

Section 3.03 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, if required by Parent or the Paying Agent, the posting by such Person of a bond, in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such Certificate as contemplated by this Article 3.

Section 3.04 Withholding Rights. Each of Parent, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold, or cause the Paying Agent to deduct and withhold, from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment pursuant to the Code or under any provision of federal, state, local or foreign Tax law. To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Authority by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.05 Treatment of Company Compensatory Awards.

(a) Effective immediately prior to the Effective Time, each Company Option that is outstanding and unexercised shall (i) vest in full, and (ii) by virtue of the Merger and without any action on the part of the holders thereof, shall be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the aggregate number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time and (ii) the excess, if any, of the Merger Consideration less the exercise price per share of such Company Option, subject to any applicable withholding or other Taxes required by Applicable Law to be withheld in accordance with Section 3.04 (the “Option Consideration”). Each holder of an outstanding Company Option shall be entitled to receive in exchange for the cancellation thereof the Option Consideration, if any, with respect to each share of Company Common Stock subject to such outstanding Company Option and Parent shall cause such payment to be made to the holder of such Company Option, if a current or former employee of the Company, through the payroll system of the Surviving Corporation or, if not a current or former employee of the Company, through the Paying Agent, in each case, payable as soon as practicable following the Closing Date (and, in the case of current or former employees of the Company, in no event later than the next regularly scheduled payroll run of the Surviving Corporation following the Closing Date). For the avoidance of doubt, if the exercise price per share of any Company Option, whether vested or unvested as of the Effective Time, is equal to or greater than the Merger Consideration, then by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Merger Sub, the Company or the holders thereof, the Company Option will automatically terminate and be cancelled without payment of any consideration to the holder thereof.

(b) Effective immediately prior to the Effective Time,

(i) except as provided in Section 6.01(a)(i) of the Company Disclosure Letter, each share of Company Restricted Stock the vesting of which is time-based shall automatically become fully vested and the restrictions thereon shall lapse; and

(ii) each Company Restricted Stock Award the vesting of which is performance-based shall automatically become fully vested, and the restrictions thereon shall lapse, with respect to that number of shares of Company Restricted Stock subject to such Company Restricted Stock Award determined based on the achievement of the applicable performance goals set forth in such Company Restricted Stock Award, as measured at the Effective Time in accordance with the terms of such Company Restricted Stock Award, and any remaining unvested shares of Company Restricted Stock shall be immediately forfeited without payment of any consideration to the holder thereof.

(c) Not less than ten days prior to the Effective Time, the Company shall send a written notice in a form reasonably acceptable to Parent to each holder of an outstanding Company Option or Company Restricted Stock Award that shall inform such holder of the treatment of the Company Options and Company Restricted Stock Awards provided in this Section 3.05.

(d) Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions that are necessary for the treatment of Company Compensatory Awards as set forth in Section 3.05.

(e) Following the Effective Time, no holder of a Company Compensatory Award or any participant in any Company Stock Plan, or other Company Employee Plan or employee benefit arrangement of the Company or under any employment agreement shall have any right hereunder to acquire any capital stock or other equity interests (including any “phantom” stock or stock appreciation rights) in the Company, any of its Subsidiaries or the Surviving Corporation.

Section 3.06 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, with respect to each share of Company Common Stock as to which the holder thereof shall have (i) not voted in favor of the Merger, (ii) properly complied with the provisions of Section 262 of the DGCL as to demand appraisal rights and (iii) not effectively withdrawn or lost its rights to appraisal (each, a “Dissenting Share”), if any, such Dissenting Shares shall not be converted into a right to receive any portion of the Merger Consideration and the holders thereof shall be entitled only to such rights as are granted by Section 262 of the DGCL. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to Section 262 of the DGCL shall receive payment therefor from the Surviving Corporation in accordance with the DGCL; provided, however, that (x) if any holder of Dissenting Shares, under the circumstances permitted by and in accordance with the DGCL, affirmatively withdraws or loses (through failure to perfect or otherwise) the right to appraisal of such Dissenting Shares, (y) if any holder of Dissenting Shares fails to establish his, her or its entitlement to appraisal rights as provided in the DGCL or (z) if any holder of Dissenting Shares takes or fails to take any action the consequence of which is that such holder is not entitled to payment for his, her or its shares under Section 262 of the DGCL, such shares of Company Common Stock held by such holder or holders (as the case may be) shall thereupon cease to constitute Dissenting Shares, and each such share of Company Common Stock shall, to the fullest extent permitted by Applicable Law, thereafter be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without interest thereon, the Merger Consideration. The Company will give Parent reasonable notice of all written notices received by the Company pursuant to Section 262 of the DGCL. Without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company shall not voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. From and after the Effective Time, no holder of Dissenting Shares shall be entitled to vote his, her or its Dissenting Shares for any purpose or receive payment of dividends or other distributions with respect to his, her or its Dissenting Shares (except dividends and distributions payable to stockholders of record at a date which is prior to the Effective Time).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth (subject to Section 10.05) in the Company Disclosure Letter or (ii) as disclosed in the Company SEC Documents prior to the date hereof (but, in each case, (A) without giving effect to any amendment thereof filed with, or furnished to the SEC after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” or any disclosure of risks included in any “forward-looking statements” disclaimer), but only to the extent that such Company SEC Documents are publicly available on the SEC’s Electronic Data Gathering and Retrieval System and it is reasonably apparent from a reading of such Company SEC Documents that such disclosure is relevant to a particular Section of this Article 4 (it being understood that this clause (ii) shall not be applicable to Section 4.02 or Section 4.05), the Company represents and warrants to Parent and Merger Sub:

Section 4.01 Corporate Existence and Power.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority required to carry on its business as currently conducted. The Company is duly qualified to do business as a foreign corporation and, where such concept is recognized, is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Section 4.01(b) of the Company Disclosure Letter sets forth a true, correct and complete list of the Company’s Subsidiaries, each of which (i) has been duly organized and is validly existing and, where such concept is recognized, in good standing under the Applicable Laws of the jurisdiction of its organization; (ii) is duly qualified to do business and, where such concept is recognized, is in good standing as a foreign entity in all jurisdictions in which the conduct of its business or the activities it is engaged makes such licensing or qualification necessary, except where the failure to be so qualified and in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (iii) has all corporate or equivalent power and authority required to carry on its business as currently conducted.

(c) The Company has delivered or made available to Parent a true and correct copy of the certificate of incorporation, bylaws or similar organizational documents, each as amended to date (the “Charter Documents”), of the Company and each of its Subsidiaries. No Acquired Company is in violation of any of the provisions of its Charter Documents.

Section 4.02 Corporate Authorization.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company Board, subject only to the approval of the Company’s stockholders as described below, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or for the Company to consummate the Transactions (other than, with respect to the Merger, the filing of the Certificate of Merger with the Delaware Secretary of State). Assuming the due authorization, execution and delivery by Parent and Merger Sub of this Agreement, this Agreement has been duly and validly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the

Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Enforceability Exceptions”). The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock to adopt this Agreement (the “Required Company Stockholder Approval”) is the only vote of the holders of any of the Company Capital Stock necessary to adopt this Agreement and approve the Merger and the other Transactions.

(b) At a meeting duly called and held, the Company Board has (i) determined that this Agreement and the Transactions are fair to, advisable and in the best interests of the Company’s stockholders, (ii) approved this Agreement and the Transactions and (iii) resolved (subject to Section 6.02) to recommend adoption of this Agreement by the stockholders of the Company (such recommendation, the “Company Board Recommendation”).

Section 4.03 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions require no consent, approval or authorization of, or filing with, any Governmental Authority other than (i) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and any other laws analogous to the HSR Act existing in foreign jurisdictions (together with the HSR Act, “Antitrust Laws”), (iii) receipt of such consents from, or registrations, declarations, notices or filings made to or with, the FCC as are required in order to effect the transfer of control of the Company Licenses or as are otherwise necessary to consummate and make effective the Merger and the other Transactions (the “FCC Consents”), (iv) receipt of such consents from, or registrations, declarations, notices or filings made to or with, State PSCs as are required in order to effect the transfer of control of the Company Licenses or as are otherwise necessary to consummate and make effective the Merger and the other Transactions, including the Financing (the “PSC Consents”), (v) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities, takeover or “blue sky” laws, (vi) compliance with any applicable rules of NASDAQ, and (vii) except where failure to take any such actions or filings would not reasonably be expected to have a Company Material Adverse Effect, or prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions.

Section 4.04 Non-Contravention. Except as set forth on Section 4.04 of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of the Transactions do not and will not (i) contravene, conflict with or result in any violation or breach of any provision of the Charter Documents of the Company or any of its Subsidiaries, (ii) assuming compliance with the matters referred to in Section 4.03, and subject to obtaining the Required Company Stockholder Approval, contravene, conflict with or result in a violation or breach of any Applicable Law, or (iii) assuming compliance with the matters referred to in Section 4.03, and subject to obtaining the Required Company Stockholder Approval, require any consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any Company Material Contract or any material permit governing the operation of the business of the Acquired Companies, except in the case of clauses (ii) and (iii) above, any such violation, breach, default, right, termination, amendment, acceleration, cancellation, or loss that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05 Capitalization; Subsidiaries.

(a) The authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock and 15,000,000 shares of Company Preferred Stock. As of April 17, 2014 (the “Capitalization Date”), there were outstanding (i) 33,086,786 shares of Company Common Stock (including 2,204,707 shares of Company Restricted Stock), (ii) zero shares of Company Preferred Stock, and (iii) Company Options to purchase an aggregate of 2,533,215 shares of Company Common Stock.

(b) As of the Capitalization Date, the Company has reserved 2,533,215 shares of Company Common Stock for issuance on exercise, vesting or other conversion to Company Common Stock of Company Options. All outstanding shares of Company Common Stock have been, and all shares that may be issued pursuant to the Company Stock Plans will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are fully paid and nonassessable. Section 4.05(b) of the Company Disclosure Letter contains, as of the Capitalization Date, a complete and correct list of each outstanding Company Option and Company Restricted Stock Award, including the holder, date of grant, the number of shares of Company Common Stock subject to such Company Compensatory Award as of the date of this Agreement, exercise price and vesting schedule (including the number of vested and unvested shares as of the date of this Agreement).

(c) Except as provided in Section 4.05(a) and for changes since the Capitalization Date resulting from (x) the exercise, vesting or other conversion to Company Common Stock of Company Compensatory Awards outstanding on such date or granted after the date of this Agreement in accordance with the terms of this Agreement and (y) the grant of Company Compensatory Awards after the date of this Agreement in accordance with the terms of this Agreement, there are no outstanding (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.

(d) There are no outstanding obligations of the Company to repurchase or redeem any of its securities.

(e) All outstanding shares of capital stock of the Subsidiaries of the Company are validly issued, fully paid (to the extent required under the applicable governing documents) and nonassessable, and all such shares are owned, directly or indirectly, by the Company free and clear of any Liens (other than Permitted Liens). No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements or other agreements calling for it to issue, deliver or sell, or cause to be issued, delivered or sold any of its equity securities or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any such equity security or obligating such Subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements or other similar agreements (except, in each case, to or with the Company or any of its Subsidiaries). There are no outstanding contractual obligations of any Subsidiary of the Company to repurchase, redeem or otherwise acquire any of its capital stock or other equity interests.

(f) There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or equity interests of the Company or any of its Subsidiaries.

Section 4.06 Company SEC Documents; Company Financial Statements.

(a) Since January 1, 2012, the Company has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, proxy statements, schedules, statements and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) (such documents and any other documents filed by the Company or any of its Subsidiaries with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of their respective filing dates or, if amended, the date of the last such amendment prior to the date hereof, the Company SEC Documents (i) did not (or with respect to Company SEC Documents filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder. None of the Company’s Subsidiaries is currently required to file any forms, reports or other documents with the SEC. To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC comment.

(b) All of the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its consolidated Subsidiaries included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (collectively, the “Company Financial Statements”) (A) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Regulation S-X and except that such unaudited statements may not contain footnotes) and (B) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of the Company and its consolidated Subsidiaries as of the dates and for the periods referred to therein (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments, none of which individually or in the aggregate were material in amount).

(c) The Company has designed and maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting for the Company and its Subsidiaries. The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) since January 1, 2012 has disclosed to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

Section 4.07 Absence of Certain Changes. Between the Company Balance Sheet Date and the date of this Agreement, (i) there have not been any facts, circumstances, events, changes, effects or occurrences, that have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practice and with modifications to past practice as publicly announced or otherwise disclosed to Parent prior to the date hereof, and (iii) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date hereof, would require consent of Purchaser pursuant to clauses (i)(1), (ii), (iv), (v), (vi), (vii) or (viii) of Section 6.01(a).

Section 4.08 No Undisclosed Liabilities; Indebtedness.

(a) There is no liability, debt or obligation of or claim against the Company or any of its Subsidiaries of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations (i) reflected or reserved for on the Company Balance Sheet or disclosed in the notes thereto, (ii) that have arisen since the Company Balance Sheet Date in the ordinary course of the operation of business of the Company and its Subsidiaries consistent with past practices, (iii) incurred in connection with the Transactions, (iv) disclosed in Section 4.08(a) the Company Disclosure Letter or (v) which would not reasonably be expected to have a Company Material Adverse Effect.

(b) As of the date hereof, the Acquired Companies have no Indebtedness except as set forth in Section 4.08(b) of the Company Disclosure Letter.

Section 4.09 Company Material Contracts.

(a) Section 4.09(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of each Contract to which the Company or any of its Subsidiaries is a party, and which falls within any of the following categories:

(i) any joint venture or partnership agreement that is material to the operation of the Company and its Subsidiaries, taken as a whole;

(ii) any Contract (other than Interconnection Agreements) that involves annual future expenditures or receipts by the Company or any of its Subsidiaries of more than $500,000;

(iii) any Contract relating to Indebtedness;

(iv) Interconnection Agreements;

(v) any Contract for Material Leased Real Property;

(vi) any Contract pursuant to which any material Intellectual Property Right is, or is required to be, licensed to any Acquired Company (other than Contracts for commercially available off-the-shelf software, non-disclosure agreements, and Contacts under which licensing of Intellectual Property Rights is incidental to the primary subject matter of the Contract);

(vii) any Contract of the Company or one of its Subsidiaries that materially restricts or limits the ability of the Acquired Companies, or the Surviving Corporation after the Effective Time, to compete in any line of business, in any geographic area or with any Person;

(viii) any settlement agreement requiring payment of $250,000 or more by any Acquired Company that has not been fully performed; and

(ix) any other “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC).

Each Contract of the type described in this Section 4.09(a) is referred to herein as a “Company Material Contract.” True and complete copies of each Company Material Contract have been made available by the Company to Parent, or publicly filed with the SEC.

(b) Each Company Material Contract is a valid, binding and enforceable obligation of the Company or one of its Subsidiaries and, to the Knowledge of the Company, of the other party or parties thereto, in accordance with its terms, subject to the Enforceability Exceptions, and each Company Material Contract is in full force and effect, except where the failure to be valid, binding, enforceable and in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (except for those Company Material Contracts that expire or terminate in accordance with their terms after the date hereof). As of the date of this Agreement, none of the Company or any of its Subsidiaries has received written notice of any material violation or default under any Company Material Contract. The Company and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each Company Material Contract and, to the Knowledge of the Company, each other party to each Company Material Contract has in all material respects performed all obligations required to be performed by it under such Company Material Contract.

Section 4.10 Compliance with Applicable Laws. Except with respect to (a) matters set forth on Section 4.10 of the Company Disclosure Letter, and (b) compliance with Environmental Laws (as to which certain representations and warranties are made pursuant to Section 4.18), the Company and its Subsidiaries are, and at all times since January 1, 2012 have been in compliance with, and are not and have not been in default under or violation of any Applicable Laws, except where the failure to be in compliance with such Applicable Laws has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions. As of the date hereof, none of the Company or any of its Subsidiaries has received any written notice from any Governmental Authority of a material violation of any Applicable Law at any time during the past two years.

Section 4.11 Litigation. Except (a) as set forth on Section 4.11 of the Company Disclosure Letter and (b) Proceedings under Environmental Law (as to which certain representations and warranties are made pursuant to Section 4.18), as of the date of this Agreement, there are no pending or, to the Knowledge of the Company, threatened Proceedings against the Company or any of its Subsidiaries that (i) would reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, or (ii) that challenges, or that would reasonably be expected to prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate, the Transactions. Except those incurred in the ordinary course of its business, there is no Governmental Order binding upon the Company or any of its Subsidiaries or pursuant to which any of their respective assets is subject.

Section 4.12 Real Property.

(a) Section 4.12(a) of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of all Owned Real Property. Except as set forth on Section 4.12(a) of the Company Disclosure Letter, the Company or one of its Subsidiaries has good and marketable fee simple title to all Owned Real Property, subject only to any Permitted Liens.

(b) Section 4.12(b) of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of all Material Leased Real Property and each other parcel of real property leased by the Company or one of its Subsidiaries (the “Leased Real Property”). Except as set forth on Section 4.12(b) of the Company Disclosure Letter, (i) the Company or one of its Subsidiaries has a valid and enforceable leasehold estate in, and enjoys peaceful and undisturbed possession of, all Material Leased Real Property, subject to the Enforceability Exceptions and any Permitted Liens, (ii) the Company and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each Contract in respect of Material Leased Real Property, and (iii) as of the date of this Agreement, neither the Company nor any Subsidiary has received any written notice from any lessor of such Material Leased Real Property of, nor does the Company have Knowledge of the existence of, any default, event or circumstance that, with notice or lapse of time, or both, would constitute a default by the party that is the lessee or lessor of such Material Leased Real Property.

Section 4.13 Intellectual Property.

(a) Section 4.13(a) of the Company Disclosure Letter accurately identifies as of the date hereof each material item of Registered IP owned by any Acquired Company and the jurisdiction in which such item of Registered IP has been registered or filed and the applicable application, registration, or serial or other similar identification number and any other Person that has an ownership interest (other than a Permitted Lien) in such item of Registered IP. To the Knowledge of the Company, each material item of Registered IP is valid and subsisting and (except for applications) enforceable. To the Knowledge of the Company, the Acquired Companies have made all filings and payments and taken all other actions required to be made or taken to maintain each material item of Registered IP.

(b) The Acquired Companies exclusively own all right, title and interest to and in the Company IP free and clear of any Liens (other than Permitted Liens and non-exclusive licenses granted by the Acquired Companies in the ordinary course). Except as set forth in Section 4.09(a)(vi) of the Company Disclosure Letter, no Acquired Company has granted any exclusive right to use any material Company IP to any Person. The Acquired Companies have a policy requiring each Person who is or was an employee, officer, director, consultant or contractor of any Acquired Company and who is or was involved in the creation or development of any Company IP to sign an agreement containing (i) an assignment to the applicable Acquired Company of all Intellectual Property Rights in such Person’s contribution to the Company IP, and (ii) non-disclosure obligations for the protection of trade secrets of the Acquired Companies.

(c) To the Knowledge of the Company, each of the Acquired Companies owns or otherwise has the right to use all Intellectual Property Rights which are material to the conduct of business of the Acquired Companies as currently conducted, taken as a whole, and are used in, held for use in, or necessary for the conduct the business of the Acquired Companies as currently conducted.

(d) To the Knowledge of the Company, none of the Acquired Companies are currently infringing or misappropriating any Intellectual Property Right of any other Person. No material claims of infringement, misappropriation, or similar claim involving Intellectual Property Rights of another Person or related Proceeding or investigation is pending or to the knowledge of the Company threatened against any Acquired Company. No Acquired Company has from January 1, 2012 through the date hereof, received any written notice alleging infringement or misappropriation of any Intellectual Property Right of another Person.

(e) The Acquired Companies take commercially reasonable measures to protect, safeguard and maintain the confidentiality of all material proprietary information which is owned by an Acquired Company and which the Acquired Companies hold as a trade secret.

Section 4.14 Insurance Coverage. The Company has made available to Parent true and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets and operations of the Company and its Subsidiaries (the “Insurance Policies”). Each of the Insurance Policies is in full force and effect, all premiums due thereon have been paid in full and the Company and its Subsidiaries are in compliance in all material respects with the terms and conditions of such Insurance Policies. There is no claim in excess of $250,000 by any Acquired Company pending under any of the Insurance Policies as to which coverage has been questioned, denied or disputed. No Acquired Company has received written notice of any pending or threatened cancellation with respect to any Insurance Policies.

Section 4.15 Regulatory Matters.

(a) Except as set forth on Section 4.15(a) of the Company Disclosure Letter, and except with respect to licenses, approvals, consents, registrations and permits required under applicable Environmental Laws (as to which certain representations and warranties are made pursuant to Section 4.18), the Company and its Subsidiaries hold all material permits, approvals, authorizations, certificates, registrations and licenses issued by the FCC or the state public service or public utility commissions or other similar state regulatory bodies (“State PSCs”), and all other material regulatory permits, approvals, licenses and other authorizations, including franchises, ordinances and other agreements granting access to public rights of way, issued or granted to the Company or any of its Subsidiaries by a Governmental Authority (the “Company Licenses”) that are required for the Company and each of its Subsidiaries to conduct its business, as presently conducted, except where the failure to hold Company Licenses has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions.

(b) Each Company License is valid and in full force and effect and has not been suspended, revoked, cancelled or adversely modified, except where the failure thereof to be in full force and effect, or the suspension, revocation, cancellation or modification thereof, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No Company License is subject to (i) any conditions or requirements that have not been imposed generally upon licenses in the same service, unless such conditions or requirements are set forth on the face of the applicable authorization or would not reasonably be expected to have a Company Material Adverse Effect, or (ii) any pending proceeding by or before the FCC or State PSCs to suspend, revoke or cancel such Company License, or any judicial review of a decision by the FCC or State PSCs with respect thereto, unless such pending proceeding or judicial review has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions. To the Knowledge of the Company, there has not been any event, condition or circumstance that would preclude any Company License from being renewed in the ordinary course (to the extent that such Company License is renewable by its terms), except where the failure thereof to be renewed would not reasonably be expected to have a Company Material Adverse Effect or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions.

(c) The licensee of each Company License is in compliance with such Company License and has fulfilled and performed all of its obligations with respect thereto, including all reports, notifications and applications required by the Communications Act of 1934, as amended (the “Communications Act”), or the rules, regulations, written policies and orders of the FCC (together with the Communications Act, the “FCC Rules”) or similar state telecommunications laws (the “State Telecommunications Laws”) and the rules, regulations, written policies and orders of State PSCs (collectively with the State Telecommunications Laws, the, “PSC Rules”), and the payment of all regulatory fees and contributions, except (i) for exemptions, waivers or similar concessions or allowances and (ii) where such failure of such licensee to be in compliance, fulfill or perform its obligations or pay such fees or contributions has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions.

(d) Section 4.15(d) of the Company Disclosure Letter sets forth a list of all material regulatory permits, approvals, authorizations, certificates, registrations and licenses issued or granted to the Company or any of its Subsidiaries by the FCC or any PSC, in each case, that constitute Company Licenses, together with the name of the entity holding such Company License. The Company or a wholly owned Subsidiary of the Company directly or indirectly owns one hundred percent (100%) of the equity interests and controls one hundred percent (100%) of the voting power and decision-making authority of each licensee of the Company Licenses, except where the failure to own such equity or control such voting power and decision making authority of such licensees has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No Company License, order or other agreement, obtained from, issued by or concluded with any State PSC would impose restrictions of the ability of any Subsidiary of the Company to make payments, dividends or other distributions to the Company or any other Subsidiary that limits, or would reasonably be expected to limit, the cash funding and management alternatives of the Company on a consolidated basis in a manner disproportionate to restrictions applied by other State PSCs.

Section 4.16 Tax Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect,

(a) all Tax Returns required to be filed by or with respect to an Acquired Company have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are true, correct and complete in all respects; no Acquired Company is currently the beneficiary of any extension of time within which to file any Tax Return;

(b) all Taxes of each Acquired Company (whether or not shown to be due and payable on any Tax Return) have been timely paid (other than Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Company Financial Statements in accordance with GAAP);

(c) no deficiency for any amount of Taxes has been proposed, asserted or assessed, in each case, in writing by any Governmental Authority against any Acquired Company that remains unpaid;

(d) there are no audits, examinations or other Proceedings ongoing or pending with respect to any Taxes of any Acquired Company;

(e) there are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of any Acquired Company (other than extensions that arise as a result of filing Tax Returns by the extended due date therefor);

(f) all Taxes required to be withheld or collected by an Acquired Company have been withheld and collected and, to the extent required by Applicable Law, timely paid to the appropriate Governmental Authority;

(g) there are no Liens for Taxes upon any property or assets of any Acquired Company, except for Liens for current Taxes not yet delinquent that may thereafter be paid without interest or penalty, and Liens for Taxes being contested in good faith by (if then applicable) appropriate proceedings and for which adequate reserves have been established on the Company Financial Statements in accordance with GAAP;

(h) in the last two years, no Acquired Company has been a party to any transaction treated by the parties as a distribution to which Section 355 of the Code applies;

(i) no Acquired Company (i) has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a United States consolidated federal income Tax Return (other than the affiliated group of which the Company is the common parent), (ii) has any liability for the Taxes of any other Person (other than another Acquired Company) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Tax law or as a transferee or successor or by Contract or otherwise; or (iii) is a party to any Tax sharing agreement, in the case of clauses (ii) and (iii), other than pursuant to any Contracts or agreements not primarily related to Taxes; and

(j) no Acquired Company has engaged in a listed transaction within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

Section 4.17 Employees and Employee Benefit Plans.

(a) Section 4.17(a) of the Company Disclosure Letter sets forth an accurate and complete list identifying each material “employee benefit plan,” as defined in Section 3(3) of ERISA, each material employment, severance or similar Contract and each other plan or arrangement (written or oral) providing for compensation, bonuses, commission, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits, change of control payments, post-employment or retirement benefits and other time-off benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by any Acquired Company or any ERISA Affiliate and covers any employee or former employee of any Acquired Company, or with respect to which such Acquired Company has any liability, other than governmentally administered plans and plans mandated by Applicable Law. Such plans are referred to collectively herein as the “Employee Plans.” Except as set forth in Section 4.17(a) of the Company Disclosure Letter, there are no stock option, restricted stock or other stock related Employee Plans other than the Company Stock Plans.

(b) No Acquired Company or any ERISA Affiliate (nor any predecessor thereof) maintains, contributes to, or has any obligation with respect to, or has in the preceding six years maintained, contributed to, or had any obligation with respect to any pension plan subject to Title

IV of ERISA or Section 412 or Section 430 of the Code, any multiemployer plan, as defined in Section 3(37) or 4001(a)(3) of ERISA, a multiple employer plan, as defined in Section 413(c) of the Code, or a multiple employer welfare arrangement, as defined in Section 3(40) of ERISA.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate a Company Material Adverse Effect, each Acquired Company (i) has performed all obligations required to be performed by such Acquired Company under each Employee Plan established or maintained for the benefit of any employee or service provider (or former employee or service provider) who performs services in the United States of America (the “U.S. Employee Plans”) and (ii) is not in default with respect to or in violation of, and has no Knowledge of any default or violation by any other party to, any U.S. Employee Plan. Except as has not had and would not reasonably be expected to have, individually or in the aggregate a Company Material Adverse Effect, each U.S. Employee Plan has been established and maintained in accordance with its terms and in compliance with Applicable Law, including ERISA and the Code. Each U.S. Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or, in the case of an Employee Plan that is maintained pursuant to the adoption of a master or prototype or volume submitter plan document, the sponsor of the master or prototype or volume submitter document has obtained from the IRS an opinion letter to the effect that the form of such document is acceptable for the establishment of a qualified retirement plan), or has pending or has time remaining in which to file, an application for such determination from the IRS, and, to the Knowledge of the Company, there is no reason why any such determination (or opinion) letter should be revoked or not be reissued.

(d) Except as provided in this Agreement or as required by Applicable Law, and except as set forth in Section 4.17(d) of the Company Disclosure Letter, the consummation of the Transactions will not (either alone or together with any other event, including a subsequent termination of employment or services) entitle any current or former employee or independent contractor of any Acquired Company to severance pay or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Employee Plan (including any acceleration of vesting with respect to a Company Compensatory Award held by employees of an Acquired Company as a result of the Transaction or any termination of employment in connection therewith). Except as set forth in Section 4.17(d) of the Company Disclosure Letter, no payment or benefit (including vesting of Company Compensatory Awards) that will or may be made by any Acquired Company or their ERISA Affiliates to any current or former employee or other service provider of any Acquired Company is reasonably expected to be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code. There is no Contract by which any Acquired Company is bound to compensate any employee for excise Taxes paid pursuant to Section 4999 of the Code.

(e) Except as set forth on the Company Balance Sheet or as set forth in Section 4.17(e) of the Company Disclosure Letter, no Acquired Company or ERISA Affiliate has any current or projected liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of any Acquired Company or any ERISA Affiliate, except as required under Section 4980B of the Code or under Part 6 of Subtitle B of Title I of ERISA or except for the continuation of coverage through the end of the calendar month in which termination from employment occurs. No condition exists that would prevent any Acquired Company or any ERISA Affiliate from amending or terminating any Employee Plan that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA in accordance with its terms.

(f) No Acquired Company is a party to or bound by, or is currently negotiating in connection with entering into, any collective bargaining agreement or other labor-related contract or arrangement with a labor union, works council or similar organization. There are no labor unions or other organizations representing, or, to the Knowledge of the Company, purporting to represent or attempting to represent, any employee of the Acquired Companies, nor has any such action or attempt occurred within the past three years. There is no pending or, to the Knowledge of the Company, threatened labor strike, dispute, walkout, work stoppage, slowdown or lockout with respect to employees of the Acquired Companies, and no such strike, dispute, walkout, slowdown or lockout has occurred within the past three years. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Acquired Company is in compliance with all Applicable Laws regarding employment, employment practices, terms and conditions of employment, employment safety and health, immigration, wages and hours, and employee-independent contractor classification, and with respect to employees each Acquired Company (i) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (ii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits for employees (in each case, other than routine payments to be made in the normal course of business, and not yet overdue, and consistent with past practice). There are no pending, or the Knowledge of the Company, threatened Proceedings or, to the Knowledge of the Company, investigations, pertaining to employment or employment practices between any Acquired Company and any of its respective current or former employees, in each case, as would reasonably be expected to have a Company Material Adverse Effect. The Acquired Companies are in compliance in all material respects with the Worker Adjustment and Retraining Act of 1998, as amended.

(g) No Acquired Company has engaged in any transaction with respect to any Employee Plan that would be reasonably likely to subject any Acquired Company to any Tax or penalty (civil or otherwise) imposed by ERISA, the Code or other Applicable Law that could reasonably be expected to have a Company Material Adverse Effect. There do not exist any pending or, to the Knowledge of the Company, threatened Proceedings (other than routine claims for benefits) with respect to any Employee Plan that could reasonably be expected to have a Company Material Adverse Effect.

(h) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Employee Plan or other Contract to which one of the Acquired Companies is a party and that is a “non-qualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) (i) has, at all times since the adoption of Section 409A of the Code, been administered in all material respects in good-faith compliance with the requirements of Section 409A of the Code and applicable guidance issued thereunder, (ii) has been, since the later of (A) January 1, 2009 and (B) such Employee Plan’s or Contract’s inception date, in a written form that complies with, and has been administered in compliance with, Section 409A of the Code and the final regulations promulgated and in effect thereunder, and (iii) no amount under any such plan or arrangement is or has been subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code. Neither the Company nor any other Acquired Company has any obligation to gross-up or indemnify any individual with respect to any such Tax.

Section 4.18 Environmental Matters. Except as set forth on Section 4.18 of the Company Disclosure Letter, the Company and its Subsidiaries are and at all times since January 1, 2012 have been in compliance with, and are not and have not been in default under or in violation of any Environmental Laws, except for any such instance of non-compliance that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth on Section 4.18 of the Company Disclosure Letter, the Company and its Subsidiaries hold all permits required under applicable Environmental Laws to permit the Company and its Subsidiaries to operate their assets in a manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted, except where the absence of any such permit has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth on Section 4.18 of the Company Disclosure Letter, as of the date of this Agreement, there are no written claims or notices of violation pending or, to the Knowledge of the Company, issued to or threatened, against the Company or any of its Subsidiaries alleging violations of or liability under any Environmental Law, except for any such claim or notice that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. This Section 4.18 provides the sole and exclusive representations and warranties of the Company in respect of environmental matters, including any and all matters arising under Environmental Laws.

Section 4.19 Information in the Proxy Statement. The Proxy Statement (and any amendment thereof or supplement thereto) at the date mailed to the Company’s stockholders and at the time of any meeting of the Company’s stockholders to be held in connection with the Merger, and at the time of any amendments thereof or supplements thereto, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements therein based on information supplied by Parent or Merger Sub for inclusion in the Proxy Statement. Any financial projections or forward-looking statements in the Proxy Statement will be prepared by the Company in good faith. The Proxy Statement (and any amendment thereof or supplement thereto) will comply as to form in all material respects with the provisions of the Exchange Act and any other applicable federal securities laws.

Section 4.20 No Brokers. Except for UBS Securities LLC (the “Company Financial Advisor”), there is no investment banker, broker, finder or other financial intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the Transactions.

Section 4.21 Networks.

(a) Section 4.21(a) of the Company Disclosure Letter sets forth, as of the date hereof, the following information related to the network of the Company and its Subsidiaries: (i) a list of all switch locations of the Company and its Subsidiaries and (ii) maps that depict generally the fiber routes operated by the Company and its Subsidiaries (collectively, the “Network Facilities”). The Network Facilities described in Section 4.21(a) of the Company Disclosure Letter, taken as a whole, are in all material respects in good operating condition and repair, ordinary wear and tear excepted. With respect to each Network Facility, except as set forth on Section 4.21(a) of the Company Disclosure Letter, to the Knowledge of the Company, any notices or other actions required to be taken to renew the term of such Network Facility for any upcoming renewal term have been taken or given in the manner and within the time provided in such Network Facility agreement or contract (or the time period provided for giving of such notice or to undertake such action has not expired) to effectively renew the term of such Network Facility agreement or contract for the upcoming term thereof to the extent that such Network Facility agreement or contract is renewable by its terms and the Company or its applicable Subsidiary intends to renew such Network Facility agreement or Contract. To the Knowledge of the Company, as of the date of this Agreement, no event has occurred, or circumstance exists, that, but for the passage of time or giving of notice, would preclude any Network Facility agreement or Contract from being renewed in accordance with the terms thereof to the extent the Company or its applicable Subsidiary intends to renew such Network Facility agreement or contract. Each of the Network Facilities described in Section 4.21(a) of the Company Disclosure Letter is free and clear of all Liens (other than Permitted Liens), subject, however, to the terms of the agreements or contracts pursuant to which such Network Facilities were acquired.

(b) Section 4.21(b) of the Company Disclosure Letter lists, as of the date hereof, material interconnection agreements entered into pursuant to Sections 251 and 252 of the Telecommunications Act of 1996 (the “Telecommunications Act”) in the states of California, Colorado, Florida, Georgia, Illinois, Texas and Washington which represent the highest revenue-producing states for the Company’s and its Subsidiaries’ regulated businesses, including amendments to implement the FCC’s Triennial Review Remand Order, to the extent such amendments have been adopted (the “Interconnection Agreements”), between the Company or its Subsidiaries and the largest incumbent local exchange carriers in such states. All Interconnection Agreements include the general terms, conditions and pricing for any unbundled network elements (“UNEs”), collocation or other network facilities or services provided under Sections 251 and 252 of the Telecommunications Act.

Section 4.22 Personal Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Subsidiary of the Company owns and has good title to all of its personal property and has valid leasehold interests under enforceable leases in all of its leased properties, in the case of each of the foregoing, free and clear of all Liens except for Permitted Liens.

Section 4.23 Opinion. The Company Board has received an opinion from the Company Financial Advisor to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set forth in such opinion, the Merger Consideration to be received by holders of shares of Company Common Stock in the Merger is fair, from a financial point of view, to such holders. Such opinion has not been amended or rescinded as of the date of this Agreement.

Section 4.24 Takeover Statutes. Assuming the accuracy of the representations contained in Section 5.07, the Company Board has taken all necessary actions so that the restrictions applicable to business combinations contained in the Takeover Statute are, and will be, inapplicable to the execution, delivery and performance of this Agreement.

Section 4.25 No Additional Representations or Warranties. Except as provided in this Article 4, neither the Company nor any of its Affiliates, nor any of their respective directors, officers, employees, stockholders, partners, members or other Representatives has made, or is making, any representation or warranty whatsoever to Parent or Merger Sub or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Parent or Merger Sub or their Affiliates.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub each represent and warrant to the Company:

Section 5.01 Corporate Existence and Power. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all corporate power and authority required to carry on its business as currently conducted. Each of Parent and Merger Sub is duly qualified to do business as a foreign corporation and, where such concept is recognized, is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not materially impair the ability of Parent or Merger Sub to consummate the Transactions.

Section 5.02 Corporate Authorization. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement have been duly and validly authorized by all necessary action on the part of Parent and Merger Sub (subject, with respect to Merger Sub, only to approval by its sole stockholder), and no other corporate proceedings on the part of Parent and Merger Sub are necessary to authorize the execution and delivery of this Agreement or for each of Parent and Merger Sub to consummate the Transactions (other than, with respect to the Merger, the filing of the Certificate of Merger with the Delaware Secretary of State). Assuming the due authorization, execution and delivery by the Company of this Agreement, this Agreement has been duly and validly executed and delivered by Parent and Merger Sub and constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Enforceability Exceptions.

Section 5.03 Governmental Authorization. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions require no action by or in respect of, or filing with, any

Governmental Authority other than (i) the filing of the Certificate of Merger with the Delaware Secretary of State, (ii) compliance with Antitrust Laws, (iii) receipt of the FCC Consents, (iv) receipt of the PSC Consents, (v) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities, takeover or “blue sky” laws, (vi) compliance with any applicable rules of NASDAQ and (vii) except where failure to take any such actions or filings would not materially impair or delay the ability of Parent or Merger Sub to consummate the Transactions or perform their respective obligations under this Agreement on a timely basis. Parent does not have Knowledge of any facts (including with respect to the direct or indirect ownership of Parent) that would materially impair, delay or preclude Parent’s ability to obtain any FCC Consents or PSC Consents.

Section 5.04 Non-Contravention. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement, the consummation by each of Parent or Merger Sub of the Transactions and the compliance by each of Parent or Merger Sub with any of the provisions of this Agreement does not and will not (i) contravene, conflict with or result in any violation or breach of any provision of the Charter Documents of Parent or Merger Sub, (ii) assuming the consents, approvals, authorizations and compliance with the matters referred to in Section 5.03 have been received and any condition precedent to such consents, approvals, authorizations and compliance has been satisfied, conflict with or result in a violation of breach of any Applicable Law nor (iii) assuming compliance with the matters referred to in Section 5.03, require any consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any Contract, except in the case of clauses (ii) and (iii), any such violation, breach, default, right, termination, amendment, acceleration, cancellation or loss that would not materially impair or delay the ability of Parent or Merger Sub to consummate the Transactions or perform their respective obligations under this Agreement on a timely basis.

Section 5.05 Litigation. As of the date of this Agreement, there are no pending or, to the Knowledge of Parent, threatened, lawsuits, actions, suits, claims or other proceedings at law or in equity or, to the Knowledge of Parent, investigations before or by any Governmental Authority against Parent or any of its Subsidiaries that would reasonably be expected to materially impair the ability of Parent or Merger Sub to consummate the Transactions or perform their respective obligations under this Agreement on a timely basis. There is no unsatisfied judgment or any open injunction binding upon Parent or any of its Subsidiaries which would reasonably be expected to materially impair the ability of Parent or Merger Sub to consummate the Transactions or perform their respective obligations under this Agreement on a timely basis.

Section 5.06 No Brokers. Except for Lazard Frères & Co LLC, there is no investment banker, broker, finder or other financial intermediary that has been retained by or is authorized to act on behalf of any of Parent or its Subsidiaries who might be entitled to any fee or commission from Parent or any of its Subsidiaries in connection with the Transactions.

Section 5.07 Ownership of Company Capital Stock.

(a) Parent and Merger Sub and their respective Subsidiaries do not beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any shares of Company Common Stock or other securities of the Company or any options, warrants or other rights to acquire Company Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company.

(b) Neither Parent nor any of its Affiliates has entered into any agreement, arrangement, understanding or other Contract, or authorized, committed or agreed to enter into any agreement, arrangement, understanding or other Contract, (i) with respect to the acquisition, disposition, voting or holding of Company Common Stock with any beneficial owner thereof or any Affiliates of any beneficial owner (other than this Agreement) or (ii) pursuant to which: (A) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration, (B) any stockholder of the Company (x) agrees to vote to adopt this Agreement or the Merger or (y) agrees to vote against, or not to tender its shares of Company Common Stock in, any Acquisition Proposal or (C) any third party has agreed to provide, directly or indirectly, equity capital to Parent or the Company to finance in whole or in part the Merger.

Section 5.08 Financial Resources.

(a) Parent has delivered to the Company true, correct and complete copies (provided that the associated fee letter has been redacted with respect to customarily redacted fee and “market flex” terms) of Debt Commitment Letters to provide, subject to the terms and conditions therein, debt financing in an aggregate amount set forth therein (being collectively referred to as the “Financing”). As of the date of this Agreement, the Debt Commitment Letters have not been amended, modified, withdrawn, terminated or rescinded in any respect, and do not contain any material misrepresentation by Parent. As of the date of this Agreement, the Debt Commitment Letters, in the form so delivered, are in full force and effect and are legal, valid and binding obligations of Parent and, to the Knowledge of Parent, the other parties thereto, subject to the Enforceability Exceptions, and no event has occurred which (with or without notice, lapse of time or both) would reasonably be expected to constitute a breach thereunder on the part of Parent or Merger Sub. No amendment or modification to, or withdrawal, termination or rescission of, any of the Debt Commitment Letters is contemplated. Parent has fully paid any and all commitment fees or other fees in connection with the Debt Commitment Letters that are payable on or prior to the date of this Agreement and will pay all additional fees as and when they become due. As of the date of this Agreement, neither Parent nor Merger Sub has any reason to believe that any of the conditions to the Financing would not reasonably be expected to be satisfied on a timely basis or that the Financing would not reasonably be expected to be available to Parent and Merger Sub on the date on which the Closing should occur pursuant to Section 2.01. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of any party to the Debt Commitment Letters under any term or condition of the Debt Commitment Letters or that would, individually or in the aggregate, permit the financial institutions party thereto to terminate, or to not make the funding of the facilities to be established thereunder upon satisfaction of all conditions thereto; provided that Parent is not making any representations in this Section 5.08 regarding the effect of the inaccuracy of any of the representations and warranties of the Company in this Agreement. Neither Parent nor Merger Sub has incurred any obligation, commitment, restriction or liability of any kind, and neither of them is contemplating or aware of any obligation, commitment, restriction or liability of any kind, in either case which would reasonably be expected to materially impair or adversely affect the Financing. The aggregate proceeds contemplated by the Debt Commitment Letters, together with available cash of Company and Parent, will be sufficient for Merger Sub and the Surviving Corporation to complete the Transactions, and to satisfy all of the obligations of Parent and Merger Sub under this Agreement, including (x) paying the Merger Consideration at Closing, (y) effecting the repayment or refinancing of all Indebtedness of the Company as of the Closing Date, if necessary, and (z) paying all related fees and expenses (collectively, the “Financing Purposes”). Except for the fee letters referred to in the Debt Commitment Letters, as of the date hereof, there are no side letters or other agreements, contracts, arrangements or understandings related to the funding of the Financing other than as expressly set forth in the applicable Debt Commitment Letters. The fee letters between Parent and the Financing Sources included in the Debt Commitment Letters do not contain any conditions precedent or other contingencies (x) related to the funding of the full amount of the Financing or any provisions that could reduce the aggregate amount of the Financing set forth in the Debt Commitment Letters or the aggregate proceeds contemplated by the Debt Commitment Letters (other than by increase in upfront fees or original issue discount to the extent that, after such increase, the aggregate proceeds will still be sufficient to fund the Financing Purposes) or (y) that could otherwise adversely affect the conditionality, enforceability or availability of the Debt Commitment Letters with respect to all or any portion of the Financing.

(b) Assuming the satisfaction of the conditions set forth in Section 8.02(a), Section 8.02(b) and Section 8.02(c), each of Parent and the Surviving Corporation will, after giving effect to all of the Transactions, including any financing transactions entered into in connection with the Transactions and the payment of the Merger Consideration and the Option Consideration, be Solvent at and immediately after the Effective Time. For the purposes of this Agreement, the term “Solvent” means that, as of any date of determination and with respect to any Person: (a) the sum of the debt (including contingent liabilities) of such Person and its Subsidiaries, taken as a whole, does not exceed the present fair saleable value of the present assets of such Person and its Subsidiaries, taken as a whole; (b) the capital of such Person and its Subsidiaries, taken as a whole, is not unreasonably small in relation to the business of such Person and its Subsidiaries, taken as a whole; and (c) such Person and its Subsidiaries, taken as a whole, do not have debts including current obligations beyond their ability to pay or refinance such debts as they mature in the ordinary course of business; provided, however, for the purposes hereof, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).

Section 5.09 Information in the Proxy Statement. The information supplied by Parent for inclusion or incorporation by reference in the Proxy Statement (and any amendment thereof or supplement thereto) will not, at the date mailed to the Company’s stockholders and at the time of the meeting of the Company’s stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

Section 5.10 Ownership of Merger Sub; No Prior Activities. All of the outstanding equity interests of Merger Sub are owned directly by Parent. Except for obligations or liabilities incurred in connection with its formation and the Transactions, Merger Sub has not and will not prior to the Effective Time have incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.11 Management Arrangements. As of the date hereof, except as previously disclosed to the Company, none of Parent or Merger Sub, or their respective executive officers, directors or affiliates, has entered into any agreement, arrangement or understanding with any of the executive officers, directors or affiliates of the Company that is currently in effect or would become effective in the future (upon consummation of the Merger or otherwise) and that would be required to be disclosed under Item 1005(d) of Regulation M-A under the Exchange Act.

Section 5.12 No Outside Reliance. Notwithstanding anything contained in this Article 5 or any other provision hereof, each of Parent and Merger Sub acknowledges and agrees that neither the Company nor any of its Affiliates, nor any of its or their respective Representatives, has made, or is making, any representation or warranty whatsoever, express or implied (and neither Parent nor Merger Sub has relied on any representation, warranty or statement of any kind by the Company or any of its Affiliates or any of their respective Representatives), beyond those expressly given in Article 4, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or any of its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Company Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” or reviewed by Parent or any of its Affiliates, agents or representatives pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Parent or any of its Affiliates or Representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in this Agreement. Except as otherwise expressly set forth in this Agreement, each of Parent and Merger Sub understands and agrees that any inventory, equipment, vehicles, assets, properties and business of the Company and its Subsidiaries are furnished “as is”, “where is” and, subject only to the representations and warranties contained in Article 4, with all faults and without any other representation or warranty of any nature whatsoever.

ARTICLE 6

COVENANTS OF THE COMPANY

Section 6.01 Conduct of the Company.

(a) The Company agrees that, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 9.01, except as set forth in Section 6.01(a) of the Company Disclosure Letter or as required by Applicable Law or expressly contemplated by this Agreement or otherwise with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), the Company will, and will cause each of its Subsidiaries to, (x) conduct its operations, in all material respects, in the ordinary course of business, (y) use its commercially reasonable efforts to preserve intact its business organization, satisfactory relationships with its employees, and the goodwill and current relationships of the Company and its Subsidiaries with customers, suppliers and other Persons with which the Company or any of its Subsidiaries has business relations, subject, in each case, to modifications to the Company’s business which were publicly announced or otherwise disclosed to Parent prior to the date hereof and (z) use its commercially reasonable efforts to conduct its operations in accordance with the cash forecast set forth on Section 6.01(a)(z) of the Company Disclosure Letter; provided, however, that no action by the Company or its Subsidiaries specifically permitted by any provision of the following sentence shall be deemed a breach of the covenants contained in this sentence unless such action would constitute a breach of such specific provision in the following sentence. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 6.01(a) of the Company Disclosure Letter or as required by Applicable Law or expressly contemplated by this Agreement, or otherwise with the prior written consent of Parent (such shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its Subsidiaries to, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 9.01:

(i) (1) amend the Charter Documents of the Company or any of its Subsidiaries, except as otherwise required by Applicable Law; or (2) authorize for issuance, issue, grant, sell, deliver, dispose of, pledge or otherwise encumber any equity securities of the Company or (other than to the Company or any of its Subsidiaries) any of its Subsidiaries; provided, however, that the Company may (A) issue shares of Company Common Stock upon the exercise of any Company Options outstanding as of the date hereof or issued in accordance with clause (v) below, and (B) issue equity securities in accordance with clause (v) below;

(ii) make, pay or declare any dividend or distribution to the stockholders of the Company or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any equity securities of the Company or any of its Subsidiaries, other than the repurchase or forfeiture of outstanding shares of restricted stock pursuant to the terms of the Company Stock Plans;

(iii) except in the ordinary course of business, enter into, renew or extend any Company Material Contract, or materially adversely modify, terminate (excluding any expiration in accordance with its terms), or otherwise waive, release or assign to a Third Party any material rights, claims or benefits of any Acquired Company under any Company Material Contract;

(iv) sell, assign, transfer, convey, lease, license, encumber or otherwise dispose of any material assets or properties, except in the ordinary course of business;

(v) except as specifically permitted in Section 6.01(a)(v) of the Company Disclosure Letter, not to exceed the limitations provided therein (and in all events in accordance with the terms of an Employee Plan in existence as of the date hereof) or as required by Applicable Law (including to avoid adverse Tax consequences under Section 409A of the Code, but, in such case, subject to Parent’s prior review): (A) grant or increase any change-in-control, severance or termination pay to (or amend any such existing arrangement with) any director, officer, consultant or employee of any Acquired Company, (B) establish, adopt or amend (except as required by Applicable Law) any collective bargaining agreement, (C) establish, adopt, accelerate or amend any bonus, commission, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other Employee Plan covering any director, officer, advisor, consultant or employee of any Acquired Company or (D) increase compensation, bonus, commission or other benefits payable, except in the ordinary course of business consistent with past practice for non-officer employees, or grant any stock option, restricted stock or other equity award, to any director, officer or employee of any Acquired Company;

(vi) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

(vii) make any material loans or material advances of money to any Person (other than the Company and its Subsidiaries), except for (A) advances to employees or officers of the Company or any of its Subsidiaries for expenses or (B) extensions of credit to customers, in each case, incurred in the ordinary course of business;

(viii) (A) make or rescind any material income Tax election to the extent such action would adversely affect Parent or the Company and its Subsidiaries with respect to a Taxable period (or portion thereof) beginning after the Closing Date or (B) except as required by GAAP, change any material accounting principles, methods or practices;

(ix) create, incur, suffer to exist or otherwise be liable with respect to any Indebtedness not described in Section 4.08(b) of the Company Disclosure Letter or increase the amount of any outstanding Indebtedness described in Section 4.08(b) of the Company Disclosure Letter; provided, however, that notwithstanding the foregoing, the Company and its Subsidiaries may incur Indebtedness in the ordinary course of business with respect to capital lease obligations relating to or arising from up to 750 fiber-lit buildings and the associated core rings;

(x) make any capital expenditures that are not contemplated by the capital expenditure budget set forth in Section 6.01(a)(x) of the Company Disclosure Letter (taking into account the restrictions set forth in Section 6.01(a)(ix) above);

(xi) materially change recurring or non-recurring rates, promotions, sales incentives, commission plans, credit policies or collections procedures;

(xii) fail to maintain, or allow to lapse, or abandon, including by failing to pay the required fees in any jurisdiction, any material Intellectual Property Rights;

(xiii) commence, settle or offer to settle any Proceeding except for the commencement of Proceedings or settlements that require the payment of less than $500,000 as the sole remedy;

(xiv) materially accelerate the billing or other realizations of accounts receivable or delay the payment of, or fail to pay or satisfy when due, any accounts payable outside the ordinary course of business consistent with past practice; or

(xv) enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 6.01(a).

(b) Nothing contained in this Agreement shall give Parent, directly or indirectly, any right to control or direct the operations of the Company and its Subsidiaries prior to the Closing. Prior to the Closing, each of the Company and Parent shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

(c) Parent shall not, and shall not permit any of its Subsidiaries to, take any action or fail to take any action that could reasonably be expected to result in any of the conditions set forth in Article 8 not being satisfied or that could otherwise be reasonably expected to prevent or delay the consummation of the Transactions.

Section 6.02 No Solicitation.

(a) From and after the date hereof, the Company shall, and shall cause its Subsidiaries and use reasonable best efforts to cause its and their Representatives to, (x) cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Third Party that may be ongoing with respect to an Acquisition Proposal, and (y) request any such Third Party to promptly comply with its obligations under the applicable confidentiality agreement to return or destroy all confidential information concerning the Company and its Subsidiaries. Subject to Section 6.02(b), from and after the date hereof until the Effective Time or the date, if any, on which this Agreement is terminated in accordance with Article 9, the Company shall not, and shall cause its Subsidiaries and use reasonable best efforts to cause its and their Representatives not to, (i) solicit, initiate, or knowingly facilitate or encourage any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations with, or furnish any non-public information relating to the Company or any of its Subsidiaries to, or afford access to the books or records or officers of the Company or any of its Subsidiaries to, any Third Party with respect to an Acquisition Proposal, or (iii) except as required by the duties of the members of the Company Board under Applicable Law, waive, terminate, modify or release any Person (other than Parent, Merger Sub and their respective Affiliates) from any provision of or grant any permission, waiver or request under any “standstill” or similar agreement or obligation. Subject to Section 6.02(c), from and after the date hereof until the Effective Time or the date, if any, on which this Agreement is terminated in accordance with Article 9, the Company shall not, and shall cause its Subsidiaries and use reasonable best efforts to cause its Representatives not to (A) approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) with respect to any Acquisition Proposal (an “Alternative Acquisition Agreement”); or (B) take any action to exempt any Third Party from the restrictions on “business combinations” contained in the Takeover Statute or otherwise cause such restrictions not to apply.

(b) Notwithstanding anything to the contrary contained in Section 6.02(a), if at any time following the date hereof and prior to adoption of this Agreement by the Required Company Stockholder Approval (i) the Company has received a written Acquisition Proposal from a Third Party that did not result from a breach of this Section 6.02 and (ii) the Company Board determines in good faith, after consultation with its financial and outside legal advisors, that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal, then the Company may (x) furnish non-public information to such Third Party and (y) engage in discussions or negotiations with such Third Party with respect to the Acquisition Proposal; provided, that (A) prior to so furnishing such information, the Company receives from the Third Party an executed Acceptable Confidentiality Agreement and (B) any non-public information concerning the Company or any of its Subsidiaries made available to any Third Party shall, to the extent not previously made available to Parent, be made available to Parent as promptly as reasonably practicable (and in no event later than twenty-four hours) after it is made available to such Third Party. Notwithstanding anything to the contrary set forth in Section 6.02 or elsewhere in this Agreement, the Company, its Subsidiaries and its Representatives may, in any event, contact any Third Party to seek to clarify and understand the terms and conditions of any inquiry or proposal made by such Third Party solely to determine whether such written Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal.

(c) Except as expressly permitted by this Section 6.02(c), neither the Company Board nor any committee thereof shall (i) withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation; (ii) fail to include the Company Board Recommendation in the Proxy Statement; or (iii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal made or received after the date hereof (any of the actions described in clauses (i) through (iii) of this Section 6.02(c), an “Adverse Recommendation Change”); or (iv) cause or permit the Company to enter into any Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the receipt of the Required Company Stockholder Approval, the Company Board shall be permitted, subject to compliance with Section 6.02(d), (x) to terminate this Agreement to concurrently enter into a definitive Alternative Acquisition Agreement and/or (y) to effect any Adverse Recommendation Change, if the Company Board determines in good faith, after consultation with its financial and outside legal advisors, that failure to take such action would be inconsistent with the directors’ fiduciary duties under Applicable Law.

(d) The Company Board shall not be entitled to effect an Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.01(h) unless and until (i) the

Company has provided written notice (a “Notice of Adverse Recommendation Change”) to Parent that the Company intends to take such action, which notice includes, as applicable, (x) written notice of the material terms of the Superior Proposal which enabled the Company Board to make the determination that the Acquisition Proposal is a Superior Proposal, or (y) in the case of any Adverse Recommendation Change that is not related to a Superior Proposal, a reasonably detailed summary of the basis of such action, (ii) during the three Business Day period following Parent’s receipt of the Notice of Adverse Recommendation Change, the Company shall, and shall use reasonable best efforts to cause its Representatives to, negotiate with Parent in good faith (unless Parent indicates in writing that it has no desire to so negotiate) to make such adjustments in the terms and conditions of this Agreement so that the failure to make such Adverse Recommendation Change would no longer be inconsistent with the directors’ fiduciary duties under Applicable Law; and (iii) following the end of the three Business Day period, the Company Board shall have determined in good faith, after consultation with its financial and outside legal advisors, taking into account any changes to this Agreement irrevocably offered in writing by Parent in response to the Notice of Adverse Recommendation Change or otherwise, that the Superior Proposal giving rise to the Notice of Adverse Recommendation Change continues to constitute a Superior Proposal and/or, as applicable, in the case of any Adverse Recommendation Change that is not related to a Superior Proposal, that the failure to make such Adverse Recommendation Change would still be inconsistent with its fiduciary duties under Applicable Law. In the event of any material amendment of such Superior Proposal or any material change to the facts and circumstances relating to the Adverse Recommendation Change, the Company shall be required to issue a new Notice of Adverse Recommendation Change or otherwise comply again with the requirements of this Section 6.02(d); provided, however, that for purposes of this sentence, references to the three Business Day period above shall be deemed to be references to a two Business Day period.

(e) As promptly as reasonably practicable (and in any event within one Business Day) after receipt of any Acquisition Proposal or any request for non-public information or inquiry that would reasonably be expected to lead to an Acquisition Proposal, the Company shall provide Parent with written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the person or group of persons making any such Acquisition Proposal, request or inquiry. In addition, the Company shall provide Parent as promptly as reasonably practicable (and in any event within one Business Day) with written notice setting forth all such information as is reasonably necessary to keep Parent reasonably informed in all material respects of all oral or written communications regarding, and the status and material details (including material amendments or proposed material amendments) of, any such Acquisition Proposal, request or inquiry.

(f) Nothing contained in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through its Representatives, from (i) taking and disclosing to the Company’s stockholders a position with respect to a tender or exchange offer by a Third Party pursuant to Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act (or any similar communication to the Company’s stockholders), (ii) making any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act or (iii) any other communication to the Company’s stockholders if (in the case of this clause (iii)) the Company Board has determined in good faith, after consultation with its financial and outside legal advisors, that the failure to do so would be inconsistent with the directors’ fiduciary duties under Applicable Law.

Section 6.03 Access to Information. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or any of its Subsidiaries by Third Parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege or other privilege from disclosure, the Company shall, and shall cause its Subsidiaries to, afford to Parent and its Representatives reasonable access, during normal business hours, in such manner as to not unreasonably interfere with the normal operation of the Company and its Subsidiaries, to their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish Parent and its Representatives with existing financial and operating data and other information concerning the affairs of the Company and its Subsidiaries as such Representatives may reasonably request; provided, that such investigation shall only be upon reasonable notice and shall be at Parent’s sole cost and expense; provided, further, that Parent and its Representatives shall not be permitted to perform any environmental sampling at any Owned Real Property or Leased Real Property, including sampling of soil, groundwater, surface water, building materials, or air or wastewater emissions. All information obtained by Parent, Merger Sub and their respective Representatives shall be subject to the Confidentiality Agreement. The Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, use commercially reasonable efforts to cooperate with Parent in integration planning (including data systems migration) to the extent permissible under Applicable Law; provided, that such efforts shall not be required to the extent they would unreasonably interfere with the ordinary course operations of the business of the Acquired Companies.

ARTICLE 7

ADDITIONAL COVENANTS OF THE PARTIES

Section 7.01 Appropriate Action; Consents; Filings.

(a) The Company, Parent and Merger Sub shall use their respective reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under Applicable Law, including Antitrust Law, or otherwise to consummate and make effective the Transactions as promptly as practicable, (ii) obtain from any Governmental Authorities any consents, licenses, permits, waivers, approvals, authorizations or orders, including the FCC Consents and PSC Consents, required to be obtained by Parent, Merger Sub or the Company, or any of their respective Subsidiaries, or to avoid any Proceeding by any Governmental Authority (including those in connection with the Antitrust Laws), in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions and (iii)(A) as promptly as reasonably practicable, and in any event within ten Business Days after the date hereof, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under the HSR Act, (B) as promptly as reasonably practicable, and in any event within ten Business Days after the date hereof, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required in order to obtain the FCC Consents (the “FCC Submissions”), (C) as promptly as reasonably practicable, and in any event within twenty

Business Days after the date hereof, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required in order to obtain the PSC Consents listed on Section 7.01(a)(iii)(C) of the Company Disclosure Letter (the “PSC Submissions”), (D) as promptly as reasonably practicable after the date hereof, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under any other Applicable Law and (E) at the request of Parent, the Company will, not later than four Business Days prior to Closing, file to withdraw any Company Licenses for jurisdictions listed on Section 7.01(a)(iii)(E) of the Company Disclosure Letter (which withdrawal may be effective as of the Closing Date). The Company and Parent shall furnish to each other all information required for any application or other filing under the rules and regulations of any Applicable Law in connection with the Transactions.

(b) The Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to Third Parties, and use, and cause their respective Subsidiaries to use, their reasonable best efforts to obtain any Third Party consents, (i) necessary, proper or advisable to consummate the Transactions, or (ii) required to prevent a Company Material Adverse Effect from occurring prior to or after the Effective Time.

(c) Without limiting the generality of anything contained in this Section 7.01, each party hereto shall: (i) give the other parties prompt notice of the making or commencement of any Proceeding with respect to the Merger or any of the other Transactions; (ii) keep the other parties informed as to the status of any such request or Proceeding; (iii) promptly inform the other parties of any communication to or from any Governmental Authority regarding the Merger or any of the other Transactions; (iv) respond as promptly as practicable to any additional requests for information received by any party from any Antitrust Authority, the FCC, any State PSC or any other Governmental Authority with respect to the Transactions or filings contemplated by Section 7.01(a); and (v) use reasonable best efforts to (A) obtain termination or expiration of the waiting period under the HSR Act and such other approvals, consents and clearances as may be necessary, proper or advisable under any Applicable Laws and (B) prevent the entry in any Proceeding brought by a Governmental Authority or any other Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the Transactions. Each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Merger or any of the other Transactions. In addition, except as may be prohibited by any Governmental Authority or by Applicable Law, in connection with any such request or Proceeding, each party hereto will permit Representatives of the other parties to be present at each meeting or conference relating to such request or Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Authority in connection with such request or Proceeding.

(d) Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent related to any Applicable Law, Parent shall cooperate in good faith with the Governmental Authorities and undertake promptly any and all action required to complete lawfully the Transactions as soon as practicable (but in any event prior to the End Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any Proceeding in any forum by or on behalf of any

Governmental Authority or the issuance of any Governmental Order that would (or to obtain the agreement or consent of any Governmental Authority to the Transactions the absence of which would) delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger, including (i) proffering and consenting and/or agreeing to a Governmental Order or other agreement providing for the sale, licensing or other disposition, or the holding separate of, or other limitations or restrictions on, particular assets, categories of assets or lines of business of the Acquired Companies and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business of the Acquired Companies, in each case, at such time as may be necessary to permit the lawful consummation of the Transactions on or prior to the End Date, except if any of the aforementioned actions, either individually or in the aggregate, is or would reasonably be expected to have a Company Material Adverse Effect.

(e) Parent shall be solely responsible for and pay all fees payable to the Antitrust Authorities or with respect to FCC Submissions and PSC Submissions in connection with the Transactions.

Section 7.02 Proxy Statement.

(a) As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and cause to be filed with the SEC in preliminary form a proxy statement relating to the Company Stockholder Meeting (together with any amendments or supplements thereto, the “Proxy Statement”). Except as contemplated by Section 6.02, the Proxy Statement shall include the Company Board Recommendation with respect to the Merger. The Company shall promptly notify Parent upon the receipt of any comments from the SEC (or the staff of the SEC) or any request from the SEC (or the staff of the SEC) for amendments or supplements to the Proxy Statement, and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC (or the staff of the SEC), on the other hand. Each of the parties hereto shall use their reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC (or the staff of the SEC) with respect to the Proxy Statement. The Company shall use its reasonable best efforts so that the Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder. Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, the Company shall provide Parent a reasonable opportunity to review and to propose comments on such document or response (which comments shall be provided promptly and be considered in good faith).

(b) Parent shall furnish to the Company all information concerning Parent and Merger Sub as may be reasonably requested by the Company in connection with the Proxy Statement, including such information that is required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement, and shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of comments from the SEC (or the staff of the SEC). Parent will, upon request of the Company, confirm and/or supplement the information relating to Parent or Merger Sub supplied by it for inclusion in the Proxy Statement, such that at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Stockholders Meeting, such information shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) Unless this Agreement is validly terminated pursuant to Article 9, the Company shall, as promptly as reasonably practicable, (x) establish a record date for and give notice of a meeting of its stockholders, for the purpose of voting upon the adoption of this Agreement (including any adjournment or postponement thereof, the “Company Stockholder Meeting”) and (y) mail to the holders of Company Common Stock as of the record date established for the Company Stockholders Meeting a Proxy Statement (such date, the “Proxy Date”). The Company shall duly call, convene and hold the Company Stockholders Meeting as promptly as reasonably practicable after the Proxy Date; provided, however, that the Company may postpone, recess or adjourn the Company Stockholders Meeting with the consent of Parent, such consent not to be unreasonably withheld or delayed: (i) for the absence of a quorum, (ii) to solicit additional proxies for the purpose of obtaining the Required Company Stockholder Approval, or (iii) to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure which the Company Board has determined in good faith (after consultation with its outside legal counsel) is necessary under Applicable Laws and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s stockholders prior to the Company Stockholders Meeting; provided, further, that such postponement, recess or adjournment shall not exceed thirty days in the aggregate. Unless the Company Board shall have effected an Adverse Recommendation Change, the Company shall use its reasonable best efforts to solicit proxies in favor of the adoption of this Agreement.

(d) If at any time prior to the Effective Time any event or circumstance relating to the Company or Parent or any of the Company’s or Parent’s Subsidiaries, or their respective officers or directors, is discovered by the Company or Parent, respectively, which, pursuant to the Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, such party shall promptly inform the others. Each of Parent, Merger Sub and the Company agrees to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading.

Section 7.03 Confidentiality; Public Announcements. Without limiting any other provision of this Agreement, each of Parent and the Company shall consult with the other and issue a joint press release with respect to the execution of this Agreement. Thereafter, neither the Company nor Parent, nor any of their respective Subsidiaries, shall issue any press release or other announcement (to the extent not previously publicly disclosed or made in accordance with this Agreement) with respect to this Agreement, the Transactions or any Acquisition Proposal without the prior consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), except (i) as such press release or other announcement may be required by Applicable Law or the applicable rules of a national securities exchange, in which case the party required to issue the release or make the announcement shall use its commercially reasonable efforts to provide the other party with a reasonable opportunity to review and comment on such release or announcement in advance of its issuance, (ii) that each of the Company and its Subsidiaries may make announcements from time to time to their respective employees, customers, suppliers and other business relations and otherwise as the Company may reasonably determine is necessary to comply with Applicable Law or the requirements of any agreement to which the Company or any of its Subsidiaries is a party, or (iii) in connection with an Adverse Recommendation Change if and to the extent permitted by the terms of this Agreement.

Section 7.04 Indemnification of Officers and Directors.

(a) From and after the Effective Time, Parent agrees that it shall, and shall cause the Surviving Corporation to, indemnify and hold harmless each present and former director, officer and employee of the Company or any of its Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or any of its Subsidiaries, as the case may be, would have been permitted under Applicable Law and its respective Charter Documents in effect on the date of this Agreement to indemnify such person (including promptly advancing expenses as incurred to the fullest extent permitted under Applicable Law). Without limiting the foregoing, Parent shall cause the Surviving Corporation and each of its Subsidiaries (i) to maintain for a period of not less than six (6) years from the Effective Time provisions in its Charter Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Company’s and its Subsidiaries’ former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the Charter Documents of the Company or such Subsidiary, as applicable, in each case, as of the date of this Agreement and (ii) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Applicable Law.

(b) For a period of six (6) years from the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s or any of its Subsidiaries’ directors’ and officers’ liability insurance policies on terms not less favorable than the terms of such current insurance coverage; provided, however, that (i) the Company may and (if the Company does not) Parent and the Surviving Corporation shall cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining at or prior to the Closing Date a prepaid, non-cancelable six-year “tail” policy (containing terms not less favorable than the terms of such current insurance coverage) with respect to matters existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 7.04 shall be continued in respect of such claim until the final disposition thereof; provided, further, that in no event shall the annual cost of such policies exceed 250% of the last annual premium paid therefor.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.04 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent and the Surviving Corporation. In the event that Parent or the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 7.04.

(d) Parent shall assume, and be jointly and severally liable for, and shall cause the Company and its Subsidiaries to honor, each of the covenants in this Section 7.04.

Section 7.05 Section 16 Matters. Prior to the Effective Time, the Company shall take such actions as are required to cause the disposition of Company Common Stock, Company Options, Company Restricted Stock Awards or other securities in connection with the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act.

Section 7.06 Stockholder Litigation. The Company shall keep Parent fully informed on a current basis regarding any stockholder litigation against the Company or its directors or officers relating to the Transactions, whether commenced prior to or after the execution and delivery of this Agreement. Without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company shall not voluntarily make any material payment with respect to, or settle or offer to settle, any stockholder litigation.

Section 7.07 Employee Matters.

(a) Following the Closing Date for the remainder of 2014, Parent shall or shall cause the Surviving Corporation to maintain for employees of the Acquired Companies who continue in the employ of Parent, the Surviving Corporation or any of their respective Subsidiaries following the Closing Date (“Continuing Employees”), (i) the same base salary as provided to the Continuing Employees as of the date hereof, (ii) the Corporate Bonus Plan identified in Section 4.17 of the Company Disclosure Letter; provided that in making the annual determination of the bonus a Continuing Employee is eligible to receive, (x) Parent shall utilize the performance goals in effect as of the Effective Time to determine the pro rata portion of the bonus in respect of the portion of calendar year 2014 ending on the last day of the calendar month ending prior to the Closing, and (y) Parent may change the performance goals used to determine the pro rata portion of the bonus attributable to the portion of calendar year 2014 occurring from and after the last day of the calendar month ending prior to the Closing, and (iii) employee benefits which are substantially comparable in the aggregate to those provided to the employees of Parent and its Subsidiaries who are at comparable positions to the Continuing Employees immediately prior to Closing. This Section 7.07 shall not limit the obligation of Parent to maintain any compensation arrangement or benefit plan that, pursuant to an existing contract, must be maintained for a period beyond December 31, 2014. No provision of this Agreement shall be construed as a guarantee of continued employment of any Continuing Employee and this Agreement shall not be construed so as to prohibit Parent or any of its Subsidiaries from having the right to terminate the employment of any Continuing Employee, provided that any such termination is effected in accordance with Applicable Law.

(b) From and after the Closing, Parent shall give each Continuing Employee full credit for all purposes (including for purposes of eligibility to participate, level of benefits, early retirement eligibility and early retirement subsidies, vesting and benefit accrual, except for benefit accrual purposes under any employee benefits plan of Parent that is a defined benefit pension plan) under any employee benefit plans, arrangements, collective agreements and employment-related entitlements (including under any applicable pension, 401(k), savings, medical, dental, life insurance, vacation, long-service leave or other leave entitlements, post-retirement health and life insurance, termination indemnity, severance or separation pay plans) provided, sponsored, maintained or contributed to by Parent or any of its Subsidiaries for such Continuing Employee’s service with the Company or any of its Subsidiaries, and with any predecessor employer, to the same extent recognized by the Company or any of its Subsidiaries, except to the extent such credit would result in the duplication of benefits for the same period of service.

(c) Parent shall (i) waive for each Continuing Employee and his or her dependents, any waiting period provision, payment requirement to avoid a waiting period, pre-existing condition limitation, actively at work requirement or any other restriction that would prevent immediate or full participation under the welfare plans of Parent or any of its Subsidiaries applicable to such Continuing Employee to the extent such waiting period, pre-existing condition limitation, actively at work requirement or other restriction would not have been applicable to such Continuing Employee under the terms of the welfare plans of the Company and its Subsidiaries, and (ii) give full credit under the welfare plans of Parent and its Subsidiaries applicable to each Continuing Employee and his or her dependents for all co-payments and deductibles satisfied prior to the Closing in the same plan year as the Closing, and for any lifetime maximums, as if there had been a single continuous employer.

Section 7.08 Third Party Consents. The Company and its Subsidiaries will use commercially reasonable efforts in connection with obtaining any consents, authorizations or approvals required in order to consummate the Merger pursuant to the terms of any Contract to which the Company or any of its Subsidiaries is a party so as to maintain and preserve the benefits under such Contract as of the consummation of the Merger; provided, that the Company may not, without Parent’s written consent, make, or agree to make, any material payments or material amendments, concessions or waivers in connection therewith.

Section 7.09 Notices of Certain Events. From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other parties of (a) the occurrence, or non-occurrence, of any event that would reasonably be expected to cause any condition to the obligations of any party to effect the Merger or any other Transaction not to be satisfied or (b) the failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Merger or any other Transaction contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 7.09 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

Section 7.10 Financing.

(a) Subject to the terms and conditions of this Agreement, Parent and Merger Sub will use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, on a timely basis, all things necessary, proper or advisable to arrange and obtain the Financing on the terms (including the “market flex” provisions) and conditions described in the Debt Commitment Letters. Parent and Merger Sub will not permit any amendment, supplement or modification to be made to, or any waiver of any provision, right or remedy under, the Financing Agreements without the Company’s prior written consent, which consent shall not be unreasonably withheld, if such amendment, modification or waiver would (i) reduce (or would reasonably be expected to have the effect of reducing) the aggregate amount of the Financing, if the aggregate proceeds would not be sufficient to fund the Financing Purposes, (ii) impose new or additional conditions, (iii) otherwise amend, modify or expand any conditions, to the receipt of the Financing, in the case of this clause (iii), in a manner adverse to Parent or Merger Sub or the Company, or (iv) otherwise expand, amend or modify any other provision of the Debt Commitment Letters, in the case of this clause (iv), in a manner that would reasonably be expected to (x) delay or prevent or make less likely the funding of the Financing (or satisfaction of the conditions precedent to the Financing) on the Closing Date or (y) adversely impact the ability of Parent or Merger Sub or the Company, as applicable, to enforce its rights against other parties to the Financing Agreements, in each of clauses “(x)” and “(y)” in any material respect. Subject to compliance with the other provisions of this Section 7.10(a), Parent and Merger Sub may amend the Debt Commitment Letters to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letters as of the date of this Agreement, and in connection therewith amend economic and other arrangements with respect to the existing and additional lenders, lead arrangers, bookrunners, syndication agents or similar entities. In the event of such amendment of the Debt Commitment Letters as permitted by the immediately preceding sentence, the financing under such amended Debt Commitment Letters will be deemed to be the “Financing” as such term is used in this Agreement. Without limiting the foregoing, Parent and Merger Sub will use their reasonable best efforts to (1) maintain in effect the Debt Commitment Letters (including any definitive agreements entered into in connection therewith), (2) satisfy on a timely basis all conditions in the Financing Agreements applicable to Parent and Merger Sub to obtaining the Financing, (3) provide to the Financing Sources, no later than May 31, 2014, or sooner to the extent reasonably practicable, the information and materials referred to in Section 5 of Exhibit B to the Debt Commitment Letters of even date herewith (assuming timely compliance by Company with its obligations hereunder in respect of delivery of Required Information), (4) cause the Marketing Period to be concluded on or before the date of the last to occur of the satisfaction or waiver of the conditions to the obligations of Parties set forth in Section 8.01(a), 8.01(b), 8.01(d) and 8.01(e), (5) negotiate and enter into definitive agreements with respect to the Debt Commitment Letters on the terms (taking into account “market flex” provisions) and conditions contained in the Debt Commitment Letters, and other terms consistent with (but in no event containing conditions or contingencies to the funding of the full amount of the Financing not contemplated in) the Debt Commitment Letters (such definitive agreements, together with the Debt Commitment Letters, the “Financing Agreements”), and promptly upon execution thereof provide complete executed copies of such definitive agreements to the Company, (6) comply in all material respects with each Financing Agreement, (7) enforce in all material respects their rights under the Financing Agreements, and (8) consummate the Financing at or prior to the Closing. Parent shall give the Company prompt written notice (A) of any breach or default by any party to any Debt Commitment Letter or other Financing Agreements of which Parent or Merger Sub becomes aware, (B) if and when Parent or Merger Sub becomes aware that any portion of the Financing contemplated by any Debt Commitment Letter may not be available for the Financing Purposes, (C) of the receipt of any written notice or other written communication from any Person with respect to any (1) actual or potential breach, default, termination or repudiation by any party to any Debt Commitment Letter or other Financing Agreements or (2) material dispute or disagreement between or among any parties to any Debt Commitment Letter or other Financing Agreements (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Financing or Financing Agreements), and (D) of any expiration or termination of any Debt Commitment Letter or other Financing Agreements. Without limiting the foregoing, when reasonably requested by the Company in writing, Parent and Merger Sub shall keep the Company informed on a reasonably current basis in reasonable detail of the status of their efforts to arrange the Financing and provide to the Company copies of executed copies of the definitive documents related to the Financing (provided that any fee letters, engagement letters or other agreements that, in accordance with customary practice, are confidential by their terms may be redacted so as not to disclose such terms that are so confidential) and copies of any of the written notices or communications described in the preceding sentence. If any portion of the Financing becomes, or would reasonably be expected to become, unavailable on the terms and conditions contemplated by the applicable Financing Agreements (after taking into account flex terms), Parent will use its reasonable best efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the Transactions with terms and conditions not materially less favorable, taken as a whole, to Parent than the terms and conditions set forth in the applicable Financing Agreements; provided that such alternative financing shall not, without the prior written consent of the Company, be subject to any material additional or modified conditions or other contingencies to funding than those contained in the Debt Commitment Letters in effect on the date of this Agreement (such alternative financing, “Alternative Financing”) as promptly as practicable following the occurrence of such event. In such event, (1) the term “Financing” as used in this Agreement will be deemed to include any such alternative debt financing, (2) the term “Financing” will be deemed to include the Alternative Financing, (3) the term “Debt Commitment Letters” will be deemed to include any commitment letters with respect to any such alternative debt financing and (4) the term “Financing Agreements” will be deemed to include any definitive agreement with respect to the Alternative Financing. Parent and Merger Sub shall provide notice to the Company promptly upon receiving the Financing.

(b) From and after the date hereof until the earliest of (x) the Closing, (y) the termination of this Agreement and (z) the date on which the Financing is obtained, the Company will use reasonable best efforts to provide, and to cause its Subsidiaries to provide, to Parent at Parent’s cost and expense, and will use reasonable best efforts to cause its and their Representatives to provide, all cooperation reasonably requested by Parent that is customary and necessary to permit Parent to arrange, obtain and syndicate the Financing and cause the conditions in the Financing Agreements to be satisfied, including (i) assisting with the preparation of offering and syndication documents and materials, including information memoranda, lender presentations, rating agency materials and presentations, and similar documents and materials, in connection with the Financing, and providing reasonable and customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders and containing customary information (all such documents and materials, collectively, the “Offering Documents”); provided, that the provision of financial or other information or data is addressed solely by clause (ii) below, (ii) preparing and furnishing to Parent and the Financing Sources, as promptly as practicable after it is requested, with all Required Information and other information and disclosures relating to the Company and as shall be reasonably requested by Parent to assist in preparation of the Offering Documents; provided, that, for the avoidance of doubt, the Company shall not be required to prepare or furnish under this Section 7.10(b) or otherwise, (A) pro forma financial statements, pro forma financial information or pro forma adjustments, including those giving effect to the consummation of the Merger, (B) any description of all or any component of the Financing, including any such description to be included in any liquidity or capital resources disclosure and any projections, risk factors or other forward-looking statements relating to all or any component of the Financing, or (C) any other information or statements customarily prepared by the acquiror in like transactions, (iii) causing a member of senior management of the Company to participate at reasonable times in a reasonable number of presentations, due diligence sessions, and sessions with ratings agencies in connection with the Financing, (iv) requesting the Company’s independent auditors to cooperate with Parent’s reasonable best efforts to obtain the Financing, (v) assisting in the preparation of, and executing and delivering, definitive financing documents, including guarantee and collateral documents, hedging agreements, solvency certifications and other certificates and documents as may reasonably be requested by Parent, (vi) facilitating the pledging of collateral for the Financing, including taking commercially reasonable actions necessary to permit the Financing Sources to evaluate the Acquired Companies’ assets and cash management systems for the purpose of establishing collateral arrangements and establishing, as of the Effective Time, bank and other accounts and blocked account agreements and lockbox arrangements in connection with the Financing, (vii) using reasonable best efforts to obtain from the Company’s existing lenders customary payoff letters, lien releases, and instruments of termination or discharge, and (viii) cooperating with Parent to satisfy the conditions precedent to the Financing to the extent within the control of the Acquired Companies; provided, however, in each case, that (A) no obligation of the Company or any of its Subsidiaries under any certificate, document, agreement or instrument (other than the authorization and representation letters referred to above) will be effective until the Effective Time, (B) none of the Company or any of its Subsidiaries shall be required to pay any commitment or other fee or amount or incur any liability in connection with the Financing prior to the Effective Time, (C) the pre-Closing Board of Directors of the Company and the directors, managers and general partners of the Company’s Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained except such resolutions of the directors, managers and general partners of the Company’s Subsidiaries as would not become effective until the Effective Time, (D) none of the Company or any of its Subsidiaries shall be required to execute any definitive financing documents, including any credit or other agreements, pledge or security documents, or other certificates, legal opinions or documents in connection with the Financing that become effective prior to the Effective Time, (E) except as expressly provided above, neither the Company nor any of its Subsidiaries shall be required to take any corporate actions prior to the Effective Time to permit the consummation of the Financing and (F) Parent and Merger Sub shall jointly and severally indemnify, defend and hold harmless the Company and its Subsidiaries, and their respective pre-Closing directors, officers and representatives, from and against any and all damages incurred, directly or indirectly, in connection with the Financing or any information provided in connection therewith. In connection with the foregoing, the

Company will file with the SEC all quarterly reports on Form 10-Q for the quarterly fiscal periods ending on and after March 31, 2014 not later than 45 days following the end of each fiscal quarter of the Company. The Company hereby consents to the use of its Subsidiaries’ logos in connection with the Financing; provided, however, that such logos are used solely in a manner that does not harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries. The Company will, upon request of Parent, use its reasonable best efforts to periodically update any Required Information to be included in any Offering Document to be used in connection with such Financing so that Parent may ensure that any such Required Information does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading. Parent shall promptly reimburse the Company and its Subsidiaries for all out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or its Subsidiaries in connection with such Financing cooperation.

ARTICLE 8

CONDITIONS TO THE TRANSACTION

Section 8.01 Conditions to the Obligations of Each Party. The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction (or written waiver by all parties, if permissible under Applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) Required Company Stockholder Approval. The Required Company Stockholder Approval shall have been obtained.

(b) Antitrust Approvals. The waiting period (and any extension thereof) applicable to the consummation of the Transaction under the HSR Act shall have expired or been terminated.

(c) No Injunction. The consummation of the Merger shall not then be enjoined or prohibited by any order, judgment, decree, injunction or ruling (whether temporary, preliminary or permanent) of a court of competent jurisdiction.

(d) FCC Consents. The FCC Consents requested in the FCC Submissions, as further set forth in Section 8.01(d) of the Company Disclosure Letter, shall have been obtained from, or in the case of FCC Consents that only require notification to the FCC, made to, the FCC, and any conditions thereof shall have been satisfied and such FCC Consents shall be in full force and effect.

(e) PSC Consents. The PSC Consents requested in the PSC Submissions, as further set forth in Section 8.01(e) of the Company Disclosure Letter, shall have been obtained from, or in the case of PSC Consents that only require notification to a State PSC, made to, the applicable State PSCs, and any conditions thereof shall have been satisfied and such PSC Consents shall be in full force and effect, unless waived by Parent.

Section 8.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction (or waiver by each of Parent and Merger Sub, if permissible under Applicable Law), at or prior to the Closing, of the following further conditions:

(a) Representations and Warranties.

(i) Each of the representations and warranties made by the Company in Sections 4.01(a), 4.02, 4.05(a), 4.05(c), 4.23 and 4.24 (collectively, the “Company Fundamental Representations”) shall, if qualified by materiality or “Company Material Adverse Effect”, have been true and correct in all respects or, if not so qualified by materiality or “Company Material Adverse Effect”, have been true and correct in all material respects, in each case, as of the Closing Date as if made on the Closing Date, except for representations and warranties that speak as of a particular date, which shall be true and correct in all material respects as of such date; and

(ii) Each of the representations and warranties made by the Company in this Agreement other than the Company Fundamental Representations (without giving effect to any references to any “Company Material Adverse Effect” or other “materiality” qualifications) shall be true and correct in all respects as of the Closing Date as if made on the Closing Date, in each case, (A) except for representations and warranties that speak as of a particular date, which shall be true and correct in all respects as of such date, and (B) except where the failure to be so true and correct has not had and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) Covenants. Each of the covenants and obligations that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects, except for the covenants and obligations in Section 6.01(a)(z), Section 6.01(a)(i)(2), Section 6.01(a)(ix) and Section 6.01(a)(x) which shall have been complied with and performed in all respects.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any facts, circumstances, events, changes, effects or occurrences that have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Executed Agreements and Documents. Parent shall have received a certificate executed on behalf of the Company by its authorized representative (the “Company Closing Certificate”) to the effect that the conditions set forth in Sections 8.02(a), 8.02(b) and 8.02(c) have been satisfied.

Section 8.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction (or waiver by the Company, if permissible under Applicable Law), at or prior to the Closing, of the following further conditions:

(a) Representations and Warranties.

(i) Each of the representations and warranties made by Parent and Merger Sub in Sections 5.01, 5.02 and 5.08 (collectively, the “Parent Fundamental Representations”) shall, if qualified by materiality, be true and correct in all respects or, if not so qualified by materiality, be true and correct in all material respects, in each case, as of the Closing Date as if made on the Closing Date, except for representations and warranties that speak as of a particular date, which shall be true and correct in all material respects as of such date; and

(ii) Each of the representations and warranties made by Parent and Merger Sub in this Agreement other than the Parent Fundamental Representations (without giving effect to any references to materiality qualifications) shall be true and correct in all respects as of the Closing Date as if made on the Closing Date, in each case, (A) except for representations and warranties that speak as of a particular date, which shall be true and correct in all respects as of such date and (B) except where the failure to be so true and correct has not had and would not reasonably be expected to have a material adverse effect on the ability of Parent and Merger Sub to consummate the Merger or perform their respective obligations under this Agreement on a timely basis.

(b) Covenants. Each of the covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c) Parent Closing Certificate. The Company shall have received a certificate executed on behalf of Parent by its authorized representative and to the effect that the conditions set forth in Sections 8.03(a) and 8.03(b) have been satisfied (the “Parent Closing Certificate”).

ARTICLE 9

TERMINATION

Section 9.01 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time notwithstanding receipt of the Required Company Stockholder Approval (except as expressly noted), only as follows:

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if the Closing shall not have occurred on or before midnight on October 19, 2014 (subject to the proviso below, the “End Date”), whether such date is before or after the date of the receipt of Required Company Stockholder Approval; provided, however, that (i) each of Parent and the Company shall have the right, in its sole discretion, to extend the End Date to a date not beyond January 19, 2015, if the conditions set forth in Section 8.01(b), 8.01(d) or 8.01(e) (or, with respect to matters addressed in such Sections, Section 8.01(c)) have not been satisfied or waived on or prior to such date, but all other conditions set forth in Article 8 have been satisfied or waived (except for those conditions that by their nature are to be satisfied by actions taken at the Closing), and Parent will seek a three-month extension of the Debt Commitment Letters on terms not less favorable, in the aggregate, than those set forth in the Debt Commitment Letters, and without any increase (other than immaterial increases) in the fees payable in connection therewith (provided that, (x) if the Debt Commitment Letters are extended for a period of less than three months, the End Date will instead be extended for such shorter period and (y) if the Debt Commitment Letters are not extended for any period, the End Date will remain October 19, 2014); and (ii) neither (x) the right to extend the End Date pursuant to this Section 9.01(b) nor (y) the right to terminate this

Agreement pursuant to this Section 9.01(b) may be exercised by any party whose failure to perform any material covenant or obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of any such closing condition to be satisfied on or before the End Date;

(c) by either the Company or Parent, if any Governmental Order of a court of competent jurisdiction enjoining or otherwise prohibiting prior to the Effective Time, the consummation of the Merger, and such Governmental Order shall have become final and nonappealable (which Governmental Order the party seeking to terminate this Agreement shall have used its reasonable best efforts to resist, resolve or lift, as applicable, subject to the provisions of Section 7.01);

(d) by either the Company or Parent, if (i) the Company Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Company’s stockholders shall have voted on a proposal to adopt this Agreement and (ii) this Agreement shall not have been adopted at such meeting (and shall not have been adopted at any adjournment or postponement thereof) by the Required Company Stockholder Approval; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 9.01(d) if the failure to obtain such stockholder approval results from a material breach of this Agreement by such party;

(e) by Parent, if there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 8.02(a) or 8.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to forty five days after receipt by the Company of notice from Parent of such breach, but only as long as the Company continues to use its reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective and the End Date shall be automatically extended until the end of the Company Cure Period, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period;

(f) by the Company, if there is any breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement, such that the conditions specified in Section 8.03(a) or 8.03(b) would not be satisfied at the Closing (a “Terminating Parent Breach”), except that, if such Terminating Parent Breach is curable by Parent or Merger Sub through the exercise of its reasonable best efforts, then, for a period of up to forty five days after receipt by Parent of notice from the Company of such breach, but only as long as Parent or Merger Sub, as applicable, continues to use its reasonable best efforts to cure such Terminating Parent Breach (the “Parent Cure Period”), such termination shall not be effective and the End Date shall be automatically extended until the end of the Parent Cure Period, and such termination shall become effective only if the Terminating Parent Breach is not cured within the Parent Cure Period;

(g) by Parent, if, prior to receipt of the Required Company Stockholder Approval, an Adverse Recommendation Change shall have occurred; provided that Parent’s right to terminate this Agreement pursuant to this Section 9.01(g) shall expire at 5:00 p.m. Eastern Time on the fifteenth Business Day following the date on which such Adverse Recommendation Change occurs;

(h) by the Company, at any time prior to the receipt of the Required Company Stockholder Approval, in order to enter into a definitive agreement with respect to a Superior Proposal; provided, that the Company has complied with the provisions of Section 6.02(d) and that it pays to Parent the Company Termination Fee in accordance with Section 9.03; or

(i) by the Company, if after the Marketing Period has ended, (x) all of the conditions to Closing set forth in Section 8.01 and Section 8.02 have been satisfied or waived (other than (1) conditions that, by their nature, are to be satisfied at Closing and which were, at the time of termination, capable of being satisfied and (2) the approvals listed in Section 8.01(e)(B) of the Company Disclosure Letter which, for purposes of this Section 9.01(i), shall be deemed to have been obtained on the date which is 5 Business Days prior to the End Date), (y) the Company has irrevocably notified Parent in writing after the end of the Marketing Period that it is ready, willing and able to consummate the Closing and that all conditions set forth in Section 8.03 have been satisfied (or are capable of being satisfied or have been deemed satisfied) or that it is willing to waive any unsatisfied conditions in Section 8.03 for purposes of consummating the Merger and (z) Parent and Merger Sub have failed to consummate the Closing prior to the earlier of one Business Day prior to the End Date and three Business Days following delivery of such written notice from the Company.

The party desiring to terminate this Agreement pursuant to this Section 9.01 (other than pursuant to Section 9.01(a)) shall give a notice of such termination to the other party setting forth a brief description of the basis on which such party is terminating this Agreement.

Section 9.02 Effect of Termination. Except as otherwise set forth in this Section 9.02 and Section 9.03, in the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than liability of the Company, Parent or Merger Sub, as the case may be, for any intentional and willful breach of this Agreement occurring prior to such termination. The provisions of Sections 7.03, 9.02, 9.03, Article 10 and the Confidentiality Agreement shall survive any termination of this Agreement.

Section 9.03 Expenses; Termination Fees.

(a) Except as set forth in Section 7.01(e) and this Section 9.03, each party hereto shall bear its own expenses incurred in connection with this Agreement and the Transactions whether or not such Transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants; provided, however, that in the event that the Transactions are not consummated, Parent shall pay all fees and expenses in connection with any financing arrangements, regardless of whether such financing fees and expenses were to be incurred by the Company or any of its Subsidiaries.

(b) If, but only if, this Agreement is terminated:

(i) (x) by Parent or the Company pursuant to Section 9.01(b) and (y) (A) an Acquisition Proposal has been made to the Company after the date hereof and has not been withdrawn prior to the termination of this Agreement and (B) within twelve months of the termination of this Agreement, the Company (1) enters into a definitive agreement for the consummation of such Acquisition Proposal and such Acquisition Proposal is subsequently consummated (regardless of whether such consummation occurs within the twelve-month period) or (2) consummates such Acquisition Proposal, then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee within one Business Day after the date on which such Acquisition Proposal is consummated (provided, however, that for purposes of this Section 9.03(b)(i), the references to “twenty percent (20%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”);

(ii) (x) by Parent or the Company pursuant to Section 9.01(d) and (y) (A) an Acquisition Proposal has been made to the Company after the date hereof and has not been withdrawn prior to the date of the Company Stockholders Meeting (including any adjournments and postponements thereof), (B) such Acquisition Proposal was publicly disclosed prior to the date of the Company Stockholders Meeting (including any adjournments and postponements thereof) and (C) within twelve months of the termination of this Agreement, the Company (1) enters into a definitive agreement for the consummation of such Acquisition Proposal and such Acquisition Proposal is subsequently consummated (regardless of whether such consummation occurs within the twelve-month period) or (2) consummates such Acquisition Proposal, then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee within one Business Day after the date on which such Acquisition Proposal is consummated (provided, however, that for purposes of this Section 9.03(b)(ii), the references to “twenty percent (20%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”);

(iii) by Parent pursuant to Section 9.01(g) or by the Company pursuant to Section 9.01(h), then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee (x) within three Business Days following such termination pursuant to Section 9.01(g) or (y) concurrently with such termination pursuant to Section 9.01(h); or

(iv) by the Company pursuant to Section 9.01(f) or 9.01(i), then Parent shall pay, or cause to be paid, to the Company the Parent Termination Fee within three Business Days following such termination.

(c) Each of the Company, Parent and Merger Sub acknowledges and agrees that the agreements contained in Sections 9.02 and 9.03 are an integral part of the Transactions, and that, without these agreements, neither Parent nor Merger Sub nor the Company would enter into this Agreement. The Company, Parent and Merger Sub acknowledge and agree that neither the Company Termination Fee nor the Parent Termination Fee is a penalty, but rather each is liquidated damages in a reasonable amount that will compensate the Company, Parent and Merger Sub in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger. The parties hereto acknowledge and hereby agree that in no event shall the Company or Parent be required to pay the Company Termination Fee or Parent Termination Fee on more than one occasion, as applicable.

(d) Any amounts payable pursuant to Section 9.03(b) or this Section 9.03(d) shall be paid by wire transfer of same day funds in accordance with this Section 9.03 to an account designated by the receiving party at least one Business Day prior to the date such fee is to be paid by Parent or the Company, as applicable. If either the Company or Parent, as applicable, fails to pay when due any amount payable under Section 9.03(b), and in order to collect such amount, the party entitled to such payment commences a suit that results in a judgment against the Company for the Company Termination Fee or Parent for the Parent Termination Fee, as applicable, then (i) the party obligated to make such payment shall reimburse the other party for all reasonable, documented out-of-pocket costs and expenses (including fees and disbursements of counsel) incurred in connection with such suit and (ii) the party obligated to make such payment shall pay to the other party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent or the Company, as applicable, in full) at the rate of interest per annum equal to the “Prime Rate” as set forth on the date such payment became past due in The Wall Street Journal “Money Rates” column.

(e) Notwithstanding anything to the contrary in this Agreement, in the event this Agreement is terminated pursuant to Sections 9.01(f) or 9.01(i), the Company’s receipt of the Parent Termination Fee from Parent pursuant to Section 9.03(b)(iv) and the payment of any amounts due pursuant to Section 9.03(d) shall be the sole and exclusive remedy of the Acquired Companies against (i)(A) Parent and Merger Sub and (B) any of Parent’s or Merger Sub’s respective former, current and future Affiliates, assignees, stockholders, controlling persons, directors, officers, employees, agents, attorneys and other Representatives (the Persons described in clauses (A) and (B), collectively, the “Parent Parties”) for any losses or damages arising from or relating to this Agreement, any breach of any representation, warrant, covenant or agreement in this Agreement or the failure of the Transactions to be consummated and (ii) any Financing Source Party arising from or related to the Agreement, any breach of any representation, warranty, covenant or agreement in this Agreement or the failure of the Transactions to be consummated.

(f) Notwithstanding anything to the contrary in this Agreement, in the event this Agreement is terminated pursuant to Section 9.01(b), Section 9.01(d), Section 9.01(g) or Section 9.01(h), Parent’s receipt of the Company Termination Fee from the Company pursuant to Section 9.03(b)(i)-(iii), as the case may be, and the payment of any amounts due pursuant to Section 9.03(d) shall be the sole and exclusive remedy of Parent and Merger Sub against (i) (A) the Company and (B) any of the Company’s former, current and future Affiliates, assignees, stockholders, controlling persons, directors, officers, employers, agents, attorneys and other Representatives (the Persons described in clauses (A) and (B), collectively, the “Company Parties”) for any losses or damages arising from or relating to this Agreement, any breach of any representation, warranty, covenant or agreement in this Agreement or the failure of the Transactions to be consummated and (ii) any Financing Source Party for any losses or damages arising from or relating to this Agreement, any breach of any representation, warranty, covenant or agreement in this Agreement or the failure of the Transactions to be consummated.

ARTICLE 10

MISCELLANEOUS

Section 10.01 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by nationally recognized overnight delivery service, or (iv) when delivered by facsimile or email (in each case in this clause (iv), solely if receipt via email is confirmed via return email from the primary recipient acknowledging receipt), addressed as follows:

if to Parent or Merger Sub, to:

Birch Communications, Inc.

3060 Peachtree Road NW, Suite 1065

Atlanta, Georgia 30305

Attention: Vincent Oddo

Facsimile No.: (478) 405-3130

Email: vincent.oddo@birch.com

with a copy to (which shall not constitute notice):

Jones Day

1420 Peachtree Street, NE

Suite 800

Atlanta, Georgia 30309

Attention: William B. Rowland

Facsimile No.: (404) 581-8330

Email: wbrowland@jonesday.com

if to the Company, to:

Cbeyond, Inc.

320 Interstate North Parkway, Suite 500

Atlanta, Georgia 30339

Attention: James F. Geiger

Facsimile No.: (678) 424-2500

Email: jim.geiger@cbeyond.net

with a copy to (which shall not constitute notice):

Latham & Watkins LLP
555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Attention:	Christopher Kaufman
David I. Brown
Marc A. Granger
Facsimile No.: (202) 637-2201

Email:	christopher.kaufman@lw.com
david.brown@lw.com
marc.granger@lw.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.

Section 10.02 Remedies Cumulative; Specific Performance. The parties hereto agree that irreparable damage would occur, and that the parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages or otherwise, in addition to any other remedy to which any party is entitled at law or in equity. Each party agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. In furtherance of the foregoing, the parties hereby further acknowledge and agree that prior to the Closing, the Company shall be entitled to specific performance (i) to enforce specifically the terms and provisions of and to prevent or cure breaches of this Agreement (including Section 7.10(a)) by Parent and (ii) to cause Parent to consummate the Transactions contemplated hereby including to effect the Closing in accordance with the terms and subject to the conditions in this Agreement if (A) all conditions in Sections 8.01 and 8.02 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, (B) Parent fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.01, (C) the Financing (or, if Alternative Financing is being used in accordance with Section 7.10(a), pursuant to the commitments with respect thereto) has been funded or will be funded at the Closing and (D) the Company has irrevocably confirmed that if specific performance is granted and the Financing (or, if Alternative Financing is being used in accordance with Section 7.10(a), pursuant to the commitments with respect thereto) are funded, then the Closing will occur. In furtherance of the foregoing, it is hereby acknowledged and agreed that the Company shall be entitled to specific performance to cause Parent to enforce the terms of the Debt Commitment Letters, including by demanding that Parent file one or more lawsuits against the Financing Sources to fully enforce such sources’ obligations thereunder and Parent’s rights thereunder if (i) all of the conditions set forth in Sections 8.01 and 8.02 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing), and Parent fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.01 and (ii) all of the conditions to the consummation of the financing provided by the Debt Commitment Letters (or, if Alternative Financing is being used in accordance with Section 7.10(a), pursuant to the commitments with respect thereto) have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing). To the extent any party hereto brings an action, suit or proceeding to enforce specifically the performance of the terms and provisions of this Agreement (other than an action to enforce specifically any provision that expressly survives termination of this Agreement), the End Date shall automatically be extended to (i) the twentieth Business Day following the resolution of such action, suit or proceeding or (ii) such other time period established by the court presiding over such action, suit or proceeding (it being understood that this Section 10.02 shall not be deemed to alter, amend, supplement or otherwise modify the terms of any Debt Commitment Letter (including the expiration or termination provisions thereof)). Notwithstanding the foregoing, in the event of a termination of this Agreement under circumstances in which the Parent Termination Fee is paid, the Company will not be entitled to seek or obtain a decree or order of specific performance to enforce the observance or performance of, and will not be entitled to seek or obtain an injunction restraining the breach of, or to seek or obtain damages or any other remedy at law or in equity relating to any breach of any covenant or obligation of Parent or Merger Sub. Notwithstanding the foregoing, in the event of a termination of this Agreement under circumstances in which the Company Termination Fee is payable, neither Parent or Merger Sub will be entitled to seek or obtain a decree or order of specific performance to enforce the observance or performance of, and will not be entitled to seek or obtain an injunction restraining the breach of, or to seek or obtain damages or any other remedy at law or in equity relating to any breach of any covenant or obligation of the Company.

Section 10.03 No Survival of Representations and Warranties. The representations and warranties of contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 10.04 Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, however, that no amendment or waiver shall be made subsequent to receipt of the Required Company Stockholder Approval which requires further approval of the stockholders of the Company pursuant to Section 251(d) of the DGCL without such further stockholder approval.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 10.05 Disclosure Letter References. The parties hereto agree that any reference in a particular Section of the Company Disclosure Letter shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties (or covenant, as applicable) of such party that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties (or covenant, as applicable) would be reasonably apparent to an individual who has read that reference and such representations and warranties (or covenant, as applicable). The listing of any matter on a party’s Disclosure Letter shall not be deemed to constitute an admission by such party, or to otherwise imply, that any such matter is material, is required to be disclosed by such party under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement. No disclosure in a party’s Disclosure Letter relating to any possible breach or violation by such party of any Contract or Applicable Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. In no event shall the listing of any matter in a party’s Disclosure Letter be deemed or interpreted to expand the scope of such party’s representations, warranties and/or covenants set forth in this Agreement.

Section 10.06 Binding Effect; Benefit; Assignment.

(a) This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns. Nothing in this Agreement, express or implied is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (i) the past, present and future officers, directors and employees of the Company or any of its Subsidiaries (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 7.04 and (ii) from and after the Effective Time, the holders of shares of Company Common Stock and holders of Company Options shall be intended third-party beneficiaries of, and may enforce, Articles 2 and 3.

(b) Except as provided in Section 10.13, this Agreement shall not be assigned by any party by operation of law or otherwise without the prior written consent of the other parties, provided that Parent or Merger Sub may assign any of their respective rights and obligations to any direct or indirect Subsidiary of Parent without the consent of the Company, but no such assignment shall relieve Parent or Merger Sub, as the case may be, of its obligations hereunder. Any purported assignment in violation of this Section 10.06(b) shall be void.

Section 10.07 Governing Law. Except as provided in Section 10.13, this Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

Section 10.08 Jurisdiction. Except as provided in Section 10.13, each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any Federal court of the United States of America sitting in Delaware, and any appellate court from any appeal thereof, in any Proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in such courts, (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in the Court of Chancery of the State of Delaware or, to the extent permitted by law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in the Court of Chancery of the State of Delaware or such Federal court and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such Proceeding in the Court of Chancery of the State of Delaware or such Federal court. Each of the parties hereto agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 10.01. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

Section 10.09 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.09.

Section 10.10 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 10.11 Entire Agreement. This Agreement, the Confidentiality Agreement and each of the documents, instruments and agreements delivered in connection with the Transactions, including each of the Exhibits and the Company Disclosure Letter, constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

Section 10.12 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that Transactions are fulfilled to the extent possible.

Section 10.13 Acknowledgement Regarding Commitment Letters. The Company, on behalf of itself and each of its Subsidiaries, Affiliates and stockholders, hereby (i) acknowledges that none of the Financing Source Parties shall have any liability under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby, including, but not limited to, any dispute related to, or arising from, the Debt Commitment Letters or the performance thereof and (ii) waives any rights or claims against any of the Finance Source Parties in connection with this Agreement, the Financing or the Debt Commitment Letters, whether at law or equity, in contract, in tort or otherwise, and the Company, on behalf of itself and each of its Subsidiaries, Affiliates and stockholders, agrees not to commence (and if commenced agrees to dismiss or otherwise terminate, and not to assist) any action, arbitration, audit, hearing, investigation, litigation, petition, grievance, complaint, suit or proceeding against any Financing Source Party in connection with this Agreement or the transactions contemplated in connection herewith. The foregoing is not intended to, and does not, limit or qualify (i) the obligations and liabilities of the parties to the Debt Commitment Letters to each other pursuant to the Debt Commitment Letters or (ii) the Company’s rights against Parent and Merger Sub under Section 10.02. The parties hereby acknowledge that the Financing Source Parties are express third party beneficiaries of this Section 10.13. The parties hereby acknowledge that this Section 10.13 may not be amended in a manner adverse to the Financing Source Parties without the prior written consent of the Financing Sources. This Section 10.13 shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the conflicts of laws principles thereof. With respect to any dispute or proceeding relating to this Section 10.13, the Company, on behalf of itself and each of its Subsidiaries, Affiliates or stockholders, (w) submits to the exclusive jurisdiction of the New York state courts or federal courts of the United States of America sitting in the Borough of Manhattan and any appellate court from any thereof, and agrees that all claims in respect of any such litigation may be heard and determined only in such New York state court or, to the extent permitted by law, in such federal court, (x) waives, to the fullest extent it may legally do so, any objection which it may now or hereafter have to the laying of venue of any proceeding in such New York state court or in any such federal court, (y) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such proceeding in any such court, and (z) agrees that a final judgment in any such proceeding shall be conclusive and may be enforced in other jurisdictions by suit in on the judgment or any other manner provided by law. THE COMPANY, ON BEHALF OF ITSELF AND EACH OF ITS SUBSIDIARIES, AFFILIATES AND STOCKHOLDERS HEREBY IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY SUCH PROCEEDING BROUGHT BY OR ON BEHALF OF SUCH PARTY.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

BIRCH COMMUNICATIONS, INC.

By:	/s/ Vincent M. Oddo
	Name:	Vincent M. Oddo
	Title:	President and Chief Executive Officer

HAWKS MERGER SUB, INC.

By:	/s/ Vincent M. Oddo
	Name:	Vincent M. Oddo
	Title:	President and Chief Executive Officer

CBEYOND, INC.

By:	/s/ James F. Geiger
	Name:	James F. Geiger
	Title:	Chairman, Chief Executive Officer and President

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